Exhibit 99.1

Day & Night Ready to Fly Interim Report 2017 H Share Stock Code: 1055 A Share Stock Code: 600029 ADR Coder ZNH

ABOUT US China Southern Airlines Company Limited, a member of the SKYTEAM, with its headquarter located in Guangzhou, and the logo of which is a red kapok on the blue vertical stabilizer, ranked first among all Chinese airlines in terms of its largest fleet, most developed route network, largest passenger capacity. By the end of the reporting period, the Company had a fleet of 717 passenger and cargo aircraft, ranking first in Asia and fourth worldwide in terms of fleet scale, and is the first airlines that operating both Airbus A380 and Boeing 787 throughout the world.

CONTENTS 4 IMPORTANT INFORMATION CORPORATE GOVERNANCE 40 Significant Events ABOUT US 50 Changes in the Share Capital, Shareholders’ Profile 5 Definitions and Disclosure of Interests 6 Company Information 54 Directors, Supervisors, Senior Management and Employees OPERATING RESULTS 56 Corporate Bond 10 Principal Accounting Information and Financial Indicators 13 Summary of Operating Data FINANCIAL REPORT 16 Summary of Fleet Data 62 Review Report 18 Report of Directors 63 Interim Financial Report 28 Management Discussion and Analysis

Time Place 5:30 Maintenance Base About Us

004 Important Information I. The board of directors (the “Board”) and the supervisory committee (the “Supervisory Committee”) of the Company and its directors (the “Directors”), supervisors (the “Supervisors”) and senior management warrant the truthfulness, accuracy and completeness of the content contained in this interim report, and the report does not contain inaccurate or misleading statements or have any material omission, and jointly and severally accept full legal responsibility. II. This interim report was considered and approved at the 16th meeting of the seventh session of the Board on 29 August 2017. 11 Directors were required to attend the meeting and 7 of them attended in person. Director Tan Wan Geng did not attend the meeting because of business reason, and authorized Director Zhang Zi Fang to attend and vote on his behalf. Director Yang Li Hua did not attend the meeting because of business reason, and authorized Director Yuan Xin An to attend and vote on her behalf. Director Ning Xiang Dong did not attend the meeting because of business reason, and authorized Director Tan Jin Song to attend and vote on his behalf. Director Liu Chang Le did not attend the meeting because of business reason, and authorized Director Jiao Shu Ge to attend and vote on his behalf. III. The financial statements contained in this interim report of the Company have been prepared under International Financial Reporting Standards and have not been audited. IV. Mr. Wang Chang Shun (Chairman), the responsible person of the finance work, Mr. Tan Wan Geng (Vice Chairman and President of the Company), and the responsible person of the accounting department, Mr. Xiao Li Xin (Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this interim report. V. Forward-looking statements included in this report, including future plans and development strategies, do not constitute a guarantee of the Company to investors. Investors shall be aware of the risks of investment. VI. During the reporting period, neither the controlling shareholder of the Company, nor any of its connected persons has utilized the non-operating funds of the Company. VII. During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures. VIII. During the reporting period, the Company did not have any major risks. The Company has detailed potential risks in this report. Please refer to paragraph IX “Risk Factors Analysis” under “Management Discussion and Analysis”.

China Southern Airlines Company Limited Interim Report 2017 005 Definitions Unless the context otherwise requires, the following terms should have the following meanings in this report: Company, CSA, China China Southern Airlines Company Limited Southern Airlines Group China Southern Airlines Company Limited and its subsidiaries CSAHC China Southern Air Holding Company Xiamen Airlines Xiamen Airlines Company Limited Guizhou Airlines Guizhou Airlines Company Limited Zhuhai Airlines Zhuhai Airlines Company Limited Shantou Airlines Shantou Airlines Company Limited Chongqing Airlines Chongqing Airlines Company Limited Henan Airlines China Southern Airlines Henan Airlines Company Limited American Airlines American Airlines, Inc. Hebei Airlines Hebei Airlines Company Limited Jiangxi Airlines Jiangxi Airlines Company Limited Sichuan Airlines Sichuan Airlines Corporation Limited Finance Company Southern Airlines Group Finance Company Limited GSC China Southern Airlines Group Ground Services Co., Ltd. SACC Shenzhen Air Catering Co., Ltd. SACM Southern Airlines Culture and Media Co., Ltd. Nan Lung Nan Lung Holding Limited SPV China Southern Airlines No. 1 Lease (Tianjin) China Southern Airlines No. 2 Lease (Tianjin) China Southern Airlines No. 3 Lease (Tianjin) China Southern Airlines No. 4 Lease (Guangzhou) China Southern Airlines No. 5 Lease (Tianjin) China Southern Airlines No. 6 Lease (Tianjin) China Southern Airlines No. 7 Lease (Tianjin) China Southern Airlines No. 8 Lease (Tianjin) China Southern Airlines No. 9 Lease (Guangzhou) SSE Shanghai Stock Exchange Stock Exchange The Stock Exchange of Hong Kong Limited Articles of Association Articles of Association of China Southern Airlines Company Limited Listing Rules The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited Model Code The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited Corporate Governance Code Corporate Governance Code as set out in Appendix 14 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited SFO Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) Available Seat Kilometers or “ASK” the number of seats made available for sale multiplied by the kilometers flown Available Tonne Kilometers or “ATK” the tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown Revenue Passenger Kilometers or i.e. passengers traffic volume, the number of passengers carried multiplied by the “RPK” kilometers flown Revenue Tonne Kilometers or “RTK” i.e. total traffic volume, the load (passengers and cargo) in tonnes multiplied by the kilometers flown Revenue Tonne Kilometers – i.e. cargo and mail traffic volume or revenue tonne kilometers for cargo, the load (cargo) cargo or “RFTK” in tonnes multiplied by the kilometers flown Revenue Tonne Kilometers the load (passenger) in tonnes multiplied by the kilometers flown – passenger Passenger Load Factor RPK expressed as a percentage of ASK Overall Load Factor RTK expressed as a percentage of ATK Yield per RPK revenue from passenger operations divided by RPK Yield per RFTK revenue from cargo operations divided by RFTK PRC The People’s Republic of China NDRC National Development and Reform Commission CAAC Civil Aviation Administration of China

006 Company Information Chinese Name: Fax: +86-20-86659040 Chinese Short Name: E-mail: ir@csair.com English Name: Address: China Southern Airlines Company Limited 278 Ji Chang Road, Guangzhou, Guangdong Province, PRC English Short Name: Registered Address: CSN Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12 Yuyan Street Legal Representative: Huangpu District, Guangzhou, Wang Chang Shun Guangdong Province, PRC Company Secretary: Place of Business: Xie Bing 278 Ji Chang Road, Guangzhou, Guangdong Province, PRC Securities Affairs Representative: Place of Business in Hong Kong: Xu Yang Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong Shareholder Enquiry: Website of the Company: Company Secretary Bureau of the Company www.csair.com Telephone: E-mail: +86-20-86112480 webmaster@csair.com

China Southern Airlines Company Limited Interim Report 2017 007

Company Information

Authorized Representative under the Listing Rules:

Tan Wan Geng and Xie Bing

Controlling Shareholder:

China Southern Air Holding Company

Principal Bankers:

China Development Bank
Agricultural Bank of China
Bank of China
Industrial & Commercial Bank of China
China Construction Bank

Designated Newspapers for Information Disclosure (A Shares):

China Securities Journal, Shanghai Securities News, Securities Times

Designated Website for Information Disclosure (A Shares):

www.sse.com.cn

Designated Website for Information Disclosure (H Shares):

www.hkexnews.hk

Interim Report Available for Inspection:

Company Secretary Bureau of the Company

Place of Listing of A Shares:

Shanghai Stock Exchange

Short Name of A Shares:

南方航空

Stock Code of A Shares:

600029

A Share Registrar:

China Securities Depository and Clearing Corporation Limited Shanghai Branch
Floor 36, China Insurance Building,
166 Lu Jia Zui East Road, Shanghai, PRC

Place of Listing of H Shares:

The Stock Exchange of Hong Kong Limited

Short Name of H Shares:

CHINA SOUTH AIR

Stock Code of H Shares:

01055

H Share Registrar:

Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East,
Wanchai, Hong Kong

Place of Listing of N Shares:

New York Stock Exchange

Short Name of N Shares:

China Southern Air

Stock Code of N Shares:

ZNH

N Share Registrar:

BNY Mellon Shareowner Services
P.O.Box 30170, College Station,
TX 77842-3170, U.S.A

Domestic Legal Adviser:

Z&T Law Firm

Overseas Legal Adviser:

DLA Piper Hong Kong

Domestic Auditors:

KPMG Huazhen LLP

Address of Domestic Auditors:

8th Floor, KPMG Tower
Oriental Plaza
1 East Chang An Avenue
Beijing China

Overseas Auditors:

KPMG

Address of Domestic Auditors:

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

Time Place 9:30 Sky Operating Results

010 Principal Accounting Information and Financial Indicators I. Principal Accounting Information and Financial Indicators of the Company as at the end of the Reporting Period (I) Principal Accounting Information Unit: RMB million Increase/ January to January to (decrease) Principal Accounting Information June 2017 June 2016% Operating revenue 60,488 54,119 11.77 Profit attributable to equity shareholders of the Company 2,772 3,118 (11.10) Net cash flow generated from operating activities 7,119 8,113 (12.25) Increase/ 30 June 31 December (decrease) Principal Accounting Figures 2017 2016% Total equity attributable to equity shareholders of the Company 45,355 43,456 4.37 Total assets 204,000 200,442 1.78 (II) Principal Financial Information Increase/ January to January to (decrease) Principal Financial Data June 2017 June 2016% Basic earnings per share (RMB/share) 0.28 0.32 (12.50) Diluted earnings per share (RMB/share) 0.28 0.32 (12.50)

China Southern Airlines Company Limited Interim Report 2017 011 Principal Accounting Information and Financial Indicators II. Difference on the Accounting Information between the PRC Accounting Standards for Business Enterprise (“PRC GAAP”) and International Financial Reporting Standards (“IFRSs”) (I) Difference in net profit and net asset attributable to equity shareholders of the listed company in financial reports by PRC GAAP and IFRSs Unit: RMB million Net profit attributable Net asset attributable to equity shareholders to equity shareholders of the Company of the Company January to January to 30 June 31 December June 2017 June 2016 2017 2016 (Restated) Amounts under PRC GAAP 2,768 3,132 45,076 43,181 Adjustments: Government grants (b) 1 1 (28) (29) Capitalisation of exchange difference of specific loans (a) 15 25 164 149 Adjustments arising from an associate’s business combination under common control (c) (1) (1) 1 2 Adjustments arising from the Company’s business combination under common control (c) / (28) 182 182 Effect of the above adjustments on taxation (4) 1 (40) (36) Effect of the above adjustments on non-controlling interests (7) (12) / 7 Amounts under IFRSs 2,772 3,118 45,355 43,456

012 Principal Accounting Information and Financial Indicators (II) Explanation on the differences between PRC GAAP and IFRSs (a) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest. (b) Prior to the year 2017, under the PRC GAAP, special funds granted by the government are accounted for as increase in capital reserve if they are clearly defined on approval documents as part of “capital reserve”. Government grants that relate to the purchase of assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets. Pursuant to the revised Chinese Accounting Standard (CAS) No.16 – Government Grants which became effective in 2017, government grants that relate to the purchase of assets shall offset against the carrying value of the related assets or be recognised as deferred income. Under IFRSs, government grants that relate to the purchase of assets are deducted from the cost of the related assets. (c) In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. In addition, adjustments are made to make its associate’s accounting policy of business combination under common control conform to the policy of the Company when the associate’s financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs. III. Major Charges on Assets, Commitments and Contingent Liabilities As at 30 June 2017, certain aircraft of the Group with an aggregate carrying value of approximately RMB76,329 million (as at 31 December 2016: RMB78,318 million) were mortgaged under certain loans or certain lease agreements. As at 30 June 2017, the Group had capital commitments (exclusive of investment commitments) of approximately RMB123,690 million (as at 31 December 2016: RMB105,141 million). Of such amounts, RMB101,503 million related to the acquisition of aircraft and related flight equipment and RMB22,187 million for other projects. Details of contingent liabilities of the Group are set out in Note 23 to the interim financial report prepared under International Accounting Standard 34.

China Southern Airlines Company Limited Interim Report 2017 013 Summary of Operating Data For the six months ended 30 June Increase/ 2017 2016 (decrease)% Traffic Revenue passenger kilometers (RPK) (million) Domestic 77,156.99 68,572.31 12.52 Hong Kong, Macau and Taiwan 1,398.56 1,673.04 (16.41) International 32,144.71 28,161.37 14.14 Total: 110,700.27 98,406.72 12.49 Revenue tonne kilometers (RTK) (million) Domestic 7,632.67 6,878.27 10.97 Hong Kong, Macau and Taiwan 134.35 156.59 (14.20) International 5,389.58 4,551.88 18.40 Total: 13,156.60 11,586.74 13.55 RTK – Passenger (million) Domestic 6,807.82 6,059.74 12.35 Hong Kong, Macau and Taiwan 122.91 146.83 (16.29) International 2,824.57 2,478.44 13.97 Total: 9,755.29 8,685.02 12.32 RTK – Cargo and mail (million) Domestic 824.86 818.53 0.77 Hong Kong, Macau and Taiwan 11.44 9.76 17.25 International 2,565.02 2,073.43 23.71 Total: 3,401.31 2,901.72 17.22 Passengers carried (thousand) Domestic 52,059.47 46,532.39 11.88 Hong Kong, Macau and Taiwan 1,122.18 1,243.40 (9.75) International 7,406.42 6,890.99 7.48 Total: 60,588.06 54,666.78 10.83 Cargo and mail carried (thousand tonnes) Domestic 511.00 505.38 1.11 Hong Kong, Macau and Taiwan 10.26 8.86 15.84 International 289.22 237.93 21.56 Total: 810.48 752.16 7.75 Capacity Available seat kilometres (ASK) (million) Domestic 93,410.37 85,775.37 8.90 Hong Kong, Macau and Taiwan 1,878.69 2,259.77 (16.86) International 39,195.19 34,864.82 12.42 Total: 134,484.25 122,899.96 9.43

014

Summary of Operating Data

	For the six months ended 30 June 2017	2016	Increase/ (decrease)%
Available tonne kilometres (ATK) (million)			
Domestic	10,744.67	9,972.32	7.74
Hong Kong, Macau and Taiwan	219.91	267.22	(17.70)
International	7,626.69	6,687.08	14.05
Total:	18,591.27	16,926.62	9.83
ATK – Passenger Traffic (million)			
Domestic	8,406.93	7,719.78	8.90
Hong Kong, Macau and Taiwan	169.08	203.38	(16.86)
International	3,527.57	3,137.83	12.42
Total:	12,103.58	11,061.00	9.43
ATK – Cargo and mail (million)			
Domestic	2,337.74	2,252.53	3.78
Hong Kong, Macau and Taiwan	50.83	63.84	(20.38)
International	4,099.12	3,549.25	15.49
Total:	6,487.69	5,865.62	10.61
Load factor			
Passenger load factor (RPK/ASK)(%)			Increase/(decrease) percentage points
Domestic	82.60	79.94	2.66
Hong Kong, Macau and Taiwan	74.44	74.04	0.40
International	82.01	80.77	1.24
Overall:	82.31	80.07	2.24
Total load factor (RTK/ATK)(%)			Increase/(decrease) percentage points
Domestic	71.04	68.97	2.07
Hong Kong, Macau and Taiwan	61.09	58.60	2.49
International	70.67	68.07	2.60
Overall:	70.77	68.45	2.32
Yield			
Yield per RPK (RMB)			Increase/ (decrease)%
Domestic	0.53	0.53	/
Hong Kong, Macau and Taiwan	0.79	0.72	9.72
International	0.37	0.40	(7.50)
Overall:	0.48	0.49	(2.04)
Yield per RFTK (RMB)			
Domestic	1.17	1.17	/
Hong Kong, Macau and Taiwan	4.03	4.00	0.75
International	1.24	1.03	20.39
Overall:	1.23	1.08	13.89

China Southern Airlines Company Limited Interim Report 2017 015 Summary of Operating Data For the six months ended 30 June Increase/ 2017 2016 (decrease)% Yield per RTK (RMB) Domestic 5.46 5.40 1.11 Hong Kong, Macau and Taiwan 8.61 7.91 8.85 International 2.78 2.94 (5.44) Overall: 4.39 4.47 (1.79) Cost Operating expenses per ATK (RMB) 3.11 2.87 8.36 Flight Volume Kilometers flown (million) 783.32 725.13 8.02 Hours flown (thousand) Domestic 952.19 883.31 7.80 Hong Kong, Macau and Taiwan 18.08 21.05 (14.11) International 272.85 245.12 11.31 Total: 1,243.11 1,149.48 8.15 Number of flights (thousand) Domestic 425.05 401.76 5.80 Hong Kong, Macau and Taiwan 8.99 9.98 (9.92) International 55.15 51.74 6.59 Total: 489.19 463.48 5.55 Note: Discrepancies between the column sum and the total shareholding are due to rounding of percentage numbers.

016

Summary of Fleet Data

As at 30 June 2017, the size and structure of aircraft fleets and the delivery and disposal of aircraft of the Group were as follows:

(unit: aircraft)

Models	Number of aircraft under operating lease	Number of aircraft under finance lease	Number of aircraft purchased	Delivery during the reporting period	Disposal during the reporting period	Total number of aircraft
Passenger Aircraft						
Airbus						
A380	0	2	3	0	0	5
A330-300	8	14	1	1	0	23
A330-200	2	7	7	0	0	16
A321	22	40	32	5	0	94
A320	40	41	54	2	0	135
A319	21	1	13	0	2	35
A320NEO	7	0	0	5	0	7
Boeing						
B787-8	2	14	0	0	0	16
B787-9	0	3	0	2	0	3
B777-300ER	0	9	1	0	0	10
B777-200	0	0	2	0	2	2
B757-200	0	0	10	0	0	10
B737-800	130	57	94	13	1	281
B737-700	4	3	32	0	6	39
B737-300	0	0	1	0	2	1
Other						
EMB190	20	0	6	0	0	26
Passenger Aircraft Sub-total	256	191	256	28	13	703
Freighter						
B747-400F	0	0	2	0	0	2
B777-200F	0	5	7	0	0	12
Freighter Sub-total	0	5	9	0	0	14
Total	256	196	265	28	13	717

China Southern Airlines Company Limited Interim Report 2017 017

Summary of Fleet Data

As at 30 June 2017, the fleets of the airlines of our Group were as follows:

	Company	Xiamen Airlines	Shantou Airlines	Zhuhai Airlines	Guizhou Airlines	Chongqing Airlines	Henan Airlines
Total number of aircraft	459	172	14	10	18	17	27

Note: As the end of the reporting period, the total number of aircraft of Xiamen Airlines included the number of aircraft of Hebei Airlines and Jiangxi Airlines.

As at 30 June 2017, average age and the layout of each model of aircraft of the Group were as follows:

Models	Average age (Year)	Layout (Seat)
Passenger Aircraft		
Airbus		
A380	5.1	506
A330-300	4.7	275/284
A330-200	8.1	218/258
A321	6.6	179/195
A320	7.9	152/166
A320NEO	0.3	166
A319	10.8	122
Boeing		
B787-8	3.1	228
B787-9	0.4	287
B777-300ER	2.1	309
B777-200	21.0	360
B757-200	16.0	197
B737-800	5.7	164/178
B737-700	9.7	120/128
B737-300	18.3	126
Other		
EMB190	5.0	98
Freighter		
B747-400F	14.9	/
B777-200F	4.8	/
Average	**6.7**	**/**

018 Report of Directors I. BUSINESS REVIEW FOR THE FIRST HALF OF 2017 During the reporting period, with the sluggish growth in international trade and investment, the coordination of macroeconomic policies among the major economies in the world weakened, while trade and investment protectionism intensified. The world economy showed a sustainable but slow recovery. Despite of the tremendous downward pressure on the economy under a complicated background of slower growth rate, structural adjustment and shift from old to new growth drivers, the PRC economy maintained a stable and positive growth momentum, and its economic structure continued to be optimized, with consumption becoming the main driving force for economic growth. China’s civil aviation industry recorded a stable and sound performance, and the civil aviation business developed rapidly with a relatively fast growth. As at the end of the reporting period, the total traffic volume of the industry amounted to 51.34 billion tonne-kilometres, the number of passengers carried was 263 million and cargo traffic volume was 3,292,000 tonnes, representing an increase of 12.5%, 13.4% and 5.1%, respectively as compared with the same period of the previous year. The passenger traffic volume of civil aviation industry accounted for 28.2% of the total passenger traffic volume of the integrated traffic and transportation system of China, representing an increase of 2.3 percentage points as compared with the same period of the previous year. Facing the complex external environment of great downward pressure on domestic economy, substantial increase in oil price over the same period of the previous year and rising competition from high-speed railway, the Group firmly adhered to the key strategy of “stable and positive growth”, and made solid progress in different fields with the joint efforts of its senior management and all staff. During the reporting period, the Group maintained a stable performance in safety operation and continued to make improvement in its operating efficiency and quality of service, with continuous improvement in its comprehensive competitiveness. The Company recorded operating revenue and operating profits of RMB60,488 million and RMB4,582 million, delivering a favourable operating results. Operation Safety During the reporting period, we focused on reducing human errors and eliminating hidden safety hazards, and strived to take preventive safety measures. We continued to strengthen the guiding role of safety management personnel, cultivated a safety culture of “capability, compliance and integrity” and ensured safety responsibility at all levels within the Group. We implemented internal safety audits, complemented the aviation safety manual, and released the list of behaviours with “zero tolerance”. During the reporting period, the Group realized 1,243,000 safe flight hours and 5,385 hours of general aviation service, and maintained 212 months of aviation safety and 276 months of aviation security. The Group continued to keep the best safety records among Chinese airlines.

China Southern Airlines Company Limited Interim Report 2017 019 Report of Directors Hub Network During the reporting period, we took full advantage of the market-leading position of the four major hubs by increasing domestic capacity investments and optimizing the layout of route network. We further developed the breadth and depth of the international route network by adding the Guangzhou-Vancouver-Mexico City and Shenzhen-Melbourne routes as well as increasing the number of flights connecting domestic cities and North America, Europe, Southeast Asia, South Asia and other regions. The proportion of the available seat kilometres in international (including Hong Kong, Macau and Taiwan) routes amounted to 30.5%, representing an increase of 0.3 percentage point as compared with the same period of the previous year, revenue of our international transit in hubs (fuel surcharges exclusive) increased by 25.6% as compared with the same period of the previous year, and the revenue from Sixth Freedom Traffic Right passengers increased by 50.4% as compared with the same period of the previous year. Xiamen Airlines sped up its internationalization process. With the official launching of Fuzhou-New York and Xiamen-Los Angeles routes, Xiamen Airlines has built a route network with full coverage of the Europe, America and Oceania. Operation Service During the reporting period, the Company took effective measures to overcome challenges such as fast increasing number of flights, frequently adverse weather condition and limited airspace traffic capacity, achieving continuous improvement in its operating efficiency and quality of service. By leveraging the advantages of comprehensive operation management, we focused on enhancing rapid resumption of delayed flights and services for delayed flights, which effectively improved our efficiency in dealing with extensive flight delays, enabling the Company to maintain its leading position in terms of on-time rate in the industry. We strengthened crew resource management and continued to optimize our air routes, in an effort to enhance our operating efficiency. We were committed to solving widely concerned issues raised by the passengers, and made constant efforts to improve our quality of service, with our effective compliant rate below the industrial average. We continued to enhance customer experience in such aspects as flight information update, seat selection, check-in, mobile boarding pass and luggage claim, with the e-service level reaching 66%. Guangzhou hub was the first Chinese hub to provide luggage through check-in service in all of its routes.

020 Report of Directors Marketing During the reporting period, we stepped up efforts in marketing, with the aircraft utilization rate reaching a new high in recent years. We took advantage of the peak season and our scale, and have achieved satisfactory operating results during the Spring Festival. We further explored our customer value, with the number of members reaching 32,440,000, representing an increase of 17.5% as compared with the same period of the previous year. The overall sales revenue generated from our account customers increased by 26% as compared with the same period of the previous year. We further enhanced our e-commerce marketing capability, as a result our electronic direct sales increased by 64.9% as compared with the same period of the previous year. Of which, the sales generated from mobile application increased by 30.8%. We vigorously developed value-added services, and the revenue from such value-added services increased by 93.73% as compared with the same period of the previous year. Meanwhile, we seized the opportunities from a recovering freight market, with revenue from cargo operations increasing by 34.30% as compared with the same period of the previous year. Of which, revenue from freighter operations increased by 62.78% as compared with the same period of the previous year, creating a new record high in the sector.

China Southern Airlines Company Limited Interim Report 2017 021 Report of Directors Innovative Cooperation During the reporting period, we spared no efforts to create “China Southern e-Travel”. A total of 204 functions were launched and the number of followers in the social media reached 16.18 million, representing an increase of 74.2% as compared with the same period of the previous year. The number of daily active users on the mobile app reached 310,100, representing an increase of 119.6% as compared with the same period of the previous year. We were the first airline in China to adopt facial recognition intelligent boarding system, enabling us to offer speedy boarding service through facial recognition. We actively integrated the superior resources of “China Southern Airlines Conglomerate” and strengthened the collaboration through various ways. We entered into strategic cooperation agreement with American Airlines and Memorandum of Understanding on Cooperation with Air France, KLM Royal Dutch Airlines and Xiamen Airlines, and newly launched code sharing operations with Aeroméxico, Etihad Airways, Latam Airlines and Saudi Arabian Airlines, improving the discourse power for the Company in the international aviation market.

022 Report of Directors II. BUSINESS PLAN FOR THE SECOND HALF OF 2017 In the second half of 2017, the global economy is expected to maintain a slow growth momentum. With further implementation of structural adjustment, the PRC economy will remain under great downward pressure. There are opportunities and challenges for the civil aviation industry in China. On one hand, the civil aviation market is in great demand and it is expected that the total passenger volume of the industry will maintain a growth rate of approximately 12.4%. Outbound travel will remain popular, and the number of passengers travelling outbound is expected to exceed 140 million, representing an increase of 14.8% as compared with the same period of the previous year, which is believed to reach a record high figure. Meanwhile, the exchange rates of RMB against US dollars is expected to strengthen and oil prices are anticipated to remain stable. On the other hand, we are also confronted with a variety of adverse factors such as increasingly severe security situation at home and abroad, acceleration of high-speed railways and increasingly intensified market competition. We will hold on to the safety bottom line, enhance operational efficiency through a variety of measures, insist on offering sincere services, continue to improve “China Southern e-Travel” and step up efforts in hub construction, with an aim to achieve better operating results for the year and bring greater return for our shareholders.

China Southern Airlines Company Limited Interim Report 2017 023 Report of Directors Operation Safety We will take targeted management methods and measures against key safety management issues in order to ensure a stable and controllable safety operation. We will continue to implement scientific management, improve regulations and standards on operational safety, and carry out safety inspection and safety audit on an ongoing basis, so as to procure front-line staff to keep in mind and implement safety measures. We will never let go any little details, and will take advantage of SMS, QAR and other technological means to effectively enhance our abilities in identifying causes of risks and in managing safety risks. The Group will continue to work hard to ensure another year of aviation safety in 2017. Hub Network Focusing on the “One Belt and One Road” initiative, while building Guangzhou hub as the core node for the global network of China Southern Airlines and as the center node for the “One Belt and One Road” initiative, we will accelerate the construction of the second Beijing airport base project, and make strenuous efforts to build and coordinate cooperation among three international routes hubs including Guangzhou, Beijing and Urumqi. Seizing the development opportunities arising from the wide application of internet and mobile terminals, and based on the concepts of standardization, integration and internationalization, we will strive to improve operational efficiency of each hub, raise the quality of transit services in hubs and optimize travel experience of passengers. We will continue to optimize layouts for the route network by consolidating our current advantages in the domestic market and increasing the capacity of main lines, and will also further expand and optimize the international network of the Company and improve links between flights. In the second half of 2017, we will launch the Guangzhou-Keynes, Shenzhen-Brisbane and Shenzhen-Moscow routes and increase the capacity of the Guangzhou-New York, Guangzhou-Los Angeles, Guangzhou-Melbourne and Guangzhou-Christchurch routes.

024 Report of Directors Operation Service We shall strive to improve the flight on-time performance by further implementing the matrix management mode and strengthening the overall operation control and capability in operation assurance. We shall improve our flights management system and accelerate the construction of IT system, so as to continue to enhance the efficiency and capability in handling extensive flight delays. We shall enhance our awareness of innovation and initiative, continue to improve customer experience, and improve services in flight delay, luggage and ticketing. We will build our brand in catering services, featuring healthy, safe and distinctive food. Marketing We will enhance the ability to grasp market opportunities, focus on the core market and increase the number of flights on high-yield routes. We will continue to increase the utilisation rate of our fleets, so as to enjoy advantages on economies of scale in peak season. We will steadily increase intercontinental routes and strengthen cost control and management of newly launched international routes. We will focus on improving the operation of international routes, and promote sales of seats in first-class and business-class to improve the profit margin of international routes. We will uphold the customer-oriented marketing strategy, and strengthen targeted marketing efforts. Furthermore, we will continue to strengthen collaboration with Xiamen Airlines and Sichuan Airlines to create better synergies within the “China Southern Airlines Conglomerate”. Innovative Development We will push forward the implementation of strategic cooperation with American Airlines, in order to enhance our brand awareness in the international market. Taking into consideration the development demand of Beijing hub in the future, we will accelerate the construction of the second Beijing airport base project, in order to expand space for future development. We will make sufficient preparation in advance for the operation of Terminal 2 at Baiyun Airport, ensuring further improvement in the operating efficiency of Guangzhou hub. We will create better synergies between Guangzhou market and Shenzhen market through integration strategy, so as to consolidate our leading position in the Pearl River Delta market. We will continue to improve the “China Southern e-Travel” and make sure its preliminary

China Southern Airlines Company Limited Interim Report 2017 025 Report of Directors scale, so as to greatly improve customer experience. We will strive to get 20 million followers in the social media by the end of the year and 9 million new downloads of the mobile app. III. ANALYSIS ON THE CORE COMPETITIVENESS During the reporting period, the Group’s six core competitiveness has begun to take shape, including its sustainable advantages in aviation safety, its powerful and improving fleet and route network advantages, its hub operation and management capability with Guangzhou as the core, its resources interoperability under the matrix management mode, its service brand influence and its comprehensive and advanced information technology. (I) Sustainable advantages in aviation safety. The Group has always maintained its leading position in respect of safety cycle in the civil aviation industry in China. Adhering to the strategic plan of “Safety First”, we considered safety as the foundation of our survival and development as well as our utmost important social responsibility. The Company continued to improve its safety management system as well as enhance management and control over its safety risks, so as to ensure safety protection measures cover every aspect of the aviation operation. By taking safety as the priority in every task, the Company made continuous improvement in safety management. As at the end of the reporting period, the Group maintained 212 consecutive months of aviation safety and 276 consecutive months of aviation security.

026 Report of Directors (II) Powerful and improving fleet and route network advantages. The Company has the largest fleet in China and advanced fleet performance. It is the only airline in China operating A380, and has mature experience in operating both A380 and B787. The Group has the most intensive network by forming a developed route network covering China, and the rest of Asia, and effectively connecting Europe, America, Australia and Africa. Meanwhile, with the largest volume of passenger traffic, China Southern Airlines is the first airline in China with its amount of traffic exceeding 100 million. At present, the Group has 15 branches, including Xinjiang branch, Beifang branch and Shenzhen branch, and 6 holding civil aviation subsidiaries, including Xiamen Airlines, Shantou Airlines, Guizhou Airlines, Zhuhai Airlines, Chongqing Airlines and Henan Airlines. The establishment of branch and subsidiary may better play our Group’ s advantages, and transport transfer passengers for the hub. The Group has set up 25 domestic offices, and established 68 overseas offices in all continents. Therefore, the Company has formed a comprehensive sales network with branches, subsidiaries, domestic offices and overseas offices. (III) The hub operation and management capability with Guangzhou as the core was strengthened continuously. The Company’ s strategic transformation mainly focused on developing transit and links with international long-distant flights in hubs, thereby establishing a new profit model and development mode, and gradually becoming an airline with strong international network. As the core hub in China Southern Airlines’ “dual cores” layout, Guangzhou currently possesses hub scale effect and relatively strong integrated operation capability after years of development. During the reporting period, the Group further pushed ahead with its internationalization strategy by launching the Guangzhou-Vancouver-Mexico City route, which is the first flight route connecting Mexico and China in our civil aviation history. Meanwhile, the Company continuously increased the number of flights connecting domestic cities and North America, Europe, Southeastern Asia, South Asia and other regions. China Southern Airlines was the first among PRC airlines to provide luggage through check-in service in all of its routes at Guangzhou hub, covering 147 cities at home and abroad. Through years of efforts, the effect of Guangzhou hub established by China Southern Airlines has become more and more significant, playing an important role in achieving the goal of building Guangzhou into an international aviation hub. (IV) Resources interoperability under the matrix management mode. In view of its scale of having multiple bases, hubs, models and fleet, we adopted a matrix management mode based on “horizontal integration and resources sharing”, which not only unified the headquarters’ control over resources, policy and operation standards but also demonstrated branches’ and subsidiaries’ motivated participation in security, marketing and service innovation, making good use of the Company’ s advantages in scale and network. At present, the matrix management mode has become a normal management practice, under which core resources such as the capacity, routes and slots were methodically coordinated and the synergy among supporting resources such as marketing, flights, maintenance and service continued to rise. The Company continued to strengthen innovation in systems and mechanisms as well as optimized and adjusted the matrix management mode in management practices, with an aim to enhance efficiency of resource allocation, and system coordination and add value to the advantages it currently enjoys. (V) Striving for world-class brand service. In order to create world-class service brand, we continuously improved our service quality, and its brand influence was gradually enhanced at home and abroad by brand benchmarking the world-class level on SKYTRAX. Meanwhile, we continued to focus on the key concerns raised by the passengers including languages, meals, luggage and other aspects, enhance membership service, as well as establish and perfect closed-loop management mechanism, thereby further improving our ground and on-board services. China Southern Airlines was awarded No. 6 of “The World’ s Most Valuable Airlines Brands of 2017” by a well-known international consulting institution Brand Finance, ranking first among airlines in Mainland China.

China Southern Airlines Company Limited Interim Report 2017 027 Report of Directors (VI) Comprehensive and advanced information technology. The Company always attaches great importance on corporate information technology construction, and has the strongest research & development capacity on information technology in the industry. We continuously optimized and improved our official website, mobile app, Wechat platform, B2B and other IT systems, with various management systems including passenger marketing, operation control, ground and on-board services, aviation safety, freight, enterprise management and public platform becoming increasingly mature. The Company had an information technology team composed of over 1,000 experts, which laid solid foundation for relevant research and development. During the reporting period, we made strenuous efforts in implementing the intelligent strategy of “China Southern e-Travel” by providing over 200 e-services, with the e-service level reaching 66%. We are the first airlines in China to adopt a facial recognition intelligent boarding system, enabling us to offer speedy boarding service through facial recognition. During the reporting period, the number of our followers in social media increased to 16.18 million, representing an increase of 74.2% as compared with the same period of the previous year. IV. CORPORATE GOVERNANCE The Board considers that the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the six months ended 30 June 2017. The Company has adopted a code of conduct, which is no less stringent than the Model Code as set out in Appendix 10 of the Listing Rules regarding securities transactions by the Directors of the Company. Having made specific enquiries with all the Directors, the Directors have for the six months ended 30 June 2017 complied with the Model Code and the code of conduct. The audit committee of the Company has reviewed with the management and the external auditors the accounting principles and practices adopted by the Group and discussed the financial reporting matters including the review of the interim financial report prepared in accordance with the International Accounting Standards 34.

028 Management Discussion and Analysis I. OVERALL BUSINESS ANALYSIS During the reporting period, the Group’s total traffic revenue was RMB57,819 million, representing a increase of RMB6,035 million or 11.65% from the same period of the previous year. Meanwhile, the Group’s total traffic volume increased by 13.55% to 13,157 million RTKs. Passenger load factor was 82.31%, representing an increase of 2.24 percentage points from the same period of the previous year. Passengers carried were 60.59 million, representing an increase of 10.83% from the same period of the previous year. Total operating expenses increased by 18.95% to RMB57,854 million from the same period of the previous year, primarily due to the increase in flight operation expenses, maintenance expenses, aircraft and transportation service expenses, administrative and management expenses, promotion and selling expenses, depreciation and amortization. Interest expense increased by 11.00% to RMB1,332 million from the same period of the previous year, mainly due to the increase in benchmark for floating interest rates as compared with the same period of the previous year. Net exchange gain of RMB561 million was recorded during the reporting period, mainly due to Renminbi appreciated against US dollars. For the same period of the previous year, net exchange loss of RMB1,516 million was recorded. For the six months ended 30 June 2017, the Group recorded a net profit after tax of RMB3,211 million, as compared with a net profit after tax of RMB3,691 million for the same period of the previous year. II. OPERATIONAL REVENUES ANALYSIS Passenger revenue during the reporting period was RMB53,626 million, increased by 10.20% from the same period of the previous year, representing 92.75% of the Group’s total traffic revenue. Passenger traffic volume increased by 12.49% to 110,700.26 million RPKs. The overall passenger yield per RPK is RMB0.48, which decreased by 2.04% as compared with the same period of the previous year. Domestic passenger revenue was RMB40,715 million, increased by 12.49% from the same period of the previous year. Domestic passenger revenue accounted for 75.93% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 8.90% while passenger traffic volume, in terms of RPKs, increased by 12.52% from the same period of the previous year, resulting in an increase in passenger load factor of 2.66 percentage points to 82.60%. During the reporting period, the passenger yield per RPK was stable with RMB0.53. For Hong Kong, Macau and Taiwan routes, the Group recorded a passenger revenue of RMB1,111 million, a decrease of 7.50% from the same period of the previous year. Hong Kong, Macau and Taiwan passenger revenue accounted for 2.07% of total passenger revenue. Passenger capacity, in terms of ASKs, decreased by 16.86% while passenger traffic volume, in terms of RPKs decreased by 16.41% from the same period of the previous year, resulting in an increase in passenger load factor of 0.40 percentage point to 74.44%. The passenger yield per RPK is RMB0.79, which increased by 9.72% as compared with the same period of the previous year.

China Southern Airlines Company Limited Interim Report 2017 029 Management Discussion and Analysis Passenger revenue for the Group’s international routes amounted to RMB11,800 million, an increase of 4.70% from the same period of the previous year. International passenger revenue accounted for 22.00% of the total passenger revenue. Passenger capacity, in terms of ASKs, increased by 12.42% while passenger traffic volume, in terms of RPKs, increased by 14.14% from the same period of the previous year, resulting in an increase in passenger load factor of 1.24 percentage points to 82.01%. The passenger yield per RPK is RMB0.37, which decreased by 7.50% as compared with the same period of the previous year. Cargo and mail revenue was RMB4,193 million, an increase of 34.30% from the same period of the previous year. Cargo and mail revenue accounted for 7.25% of the total traffic revenue. Cargo and mail carried increased by 7.75% to 810.5 thousand tonnes from the same period of the previous year. The cargo and mail yield per tonne kilometre is RMB1.23, which increased by 13.89% as compared with the same period of the previous year.

030 Management Discussion and Analysis III. OPERATIONAL EXPENSES ANALYSIS 1. Flight operations expenses increased by 30.45% to RMB30,326 million from the same period of the previous year, mainly due to increase in average jet fuel price which led to the rising of jet fuel costs. 2. Maintenance expenses increased by 5.20% to RMB5,278 million from the same period of the previous year. It is mainly due to the fleet expansion and increase in flying hours. 3. Aircraft and traffic servicing expenses increased by 13.73% to RMB10,617, mainly due to the increase in traffic volume and the number of landings and take-offs. 4. Promotion and sales expenses increased by 8.21% to RMB3,125 million from the same period of the previous year, mainly as a result of the decrease in sales commissions and increase of the salary of staff. 5. General and administrative expenses increased by 20.46% to RMB1,419 million from the same period of the previous year, mainly as a result of increased expenses of routine management. 6. Depreciation and amortization expenses increased by 2.70% to RMB6,468 million from the same period of the previous year, mainly as a result of fleet expansion.

China Southern Airlines Company Limited Interim Report 2017 031 Management Discussion and Analysis IV. CASH FLOW ANALYSIS Net cash generated from operating activities decreased by 12.25% from the same period of the previous year to RMB7,119 million, mainly due to the increase of trade receivables. Net cash used in investing activities increased by 137.47% from the same period of the previous year to RMB2,928 million, mainly due to the increase of payment for addition of property, plant and equipment, lease prepayment and other assets. Net cash used in financing activities decreased by 23.34% from the same period of the previous year to RMB4,069 million, mainly due to the decrease in repayment of the loan. V. LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE As at 30 June 2017, the Group’s current liabilities exceeded its current assets by RMB46,999 million, which includes borrowings, and obligations under finance leases repayable within one year totaling RMB29,970 million. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external financing to meet its committed future capital expenditures. In preparing the interim financial report, the Directors have considered the Group’s sources of liquidity and believe that adequate funding is available to fulfill the Group’s short term obligations and capital expenditure requirements. As at 30 June 2017, the Group’s borrowings totaled RMB46,399 million, representing an increase of RMB895 million from RMB45,504 million as at 31 December 2016. The borrowings were mainly denominated in US dollars and RMB, with 53% of the total balance being fixed interest rate borrowings. Of such borrowings, RMB22,473 million, RMB6,794 million, RMB7,397 million, RMB8,061 million, and RMB1,674 million will be repayable in the twelve months ending 30 June 2018, 2019, 2020, 2021, 2022 and thereafter, respectively. As at 30 June 2017, cash and cash equivalents and pledged bank deposits of the Group totaled RMB4,391 million, an increase of RMB104 million from RMB4,287 million as at 31 December 2016. Of the total balance, 28% was denominated in foreign currencies. As at 30 June 2017, total equity attributable to equity shareholders of the Company amounted to RMB45,355 million, representing an increase of RMB1,899 million from RMB43,456 million as at 31 December 2016, mainly due to the net profit netted off by declaration of cash dividend during the reporting period. Total equity as at 30 June 2017 amounted to RMB57,556 million (31 December 2016: RMB54,976 million). The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio of Group at 30 June 2017 was 71.79% (31 December 2016: 72.57%).

032

Management Discussion and Analysis

VI. ANALYSIS ON INVESTMENTS

(I) Major equity investment

On 18 May 2017, the Company entered into the Joint Venture Agreement regarding Guangzhou Nanland Air Catering Company Limited with Hong Kong Sharpland Investments Ltd., Servair S.A and Ginkgo Group Company Limited, pursuant to which the Company made contribution into Guangzhou Nanland Air Catering Co., Ltd. in cash with an amount of RMB76,206,300 and by the equity interests in a subsidiary with a valuation of RMB513,727,300. After the capital contribution, the Company held 70.5% equity interests of Guangzhou Nanland Air Catering Co., Ltd..

(II) Major non-equity investment

On 26 April 2017, the Company entered into the Purchase Contract for 20 A350-900 Aircraft with Airbus S.A.S., by which the Company agreed to purchase 20 A350-900 aircraft from Airbus S.A.S.. The transaction shall take effect after approvals are obtained from the relevant government authorities.

(III) Financial assets carried at fair value

Unit: RMB million

Stock code	Abbreviation	Initial Investment cost	Equity ownership (%)	Carrying value at the end of the period	Profit and loss for the reporting period	Changes in owners' equity during the reporting period	Accounting item	Sources of the shares
000099	CITIC Offshore Helicopter	9	0.48	33	/	(1)	Available-for-sale financial assets	Purchase
601328	Bank of Communications	16	0.013	58	/	4	Available-for-sale financial assets	Purchase
00696	TravelSky Tech	33	2.25	411	15	/	Available-for-sale financial assets	Establish
Total		58	/	502	15	3		

VII. MAJOR ASSETS AND SHAREHOLDING DISPOSAL

During the reporting period, there were no major assets and shareholding disposal by the Company.

China Southern Airlines Company Limited Interim Report 2017 033

Management Discussion and Analysis

VIII. ANALYSIS ON MAJOR CONTROLLING COMPANIES AND JOINT STOCK COMPANIES

(I) Main operational information of the six civil aviation subsidiaries of the Group:

Name	Number of passengers carried (thousand)	Contribution to the Group's passengers carried (%)	Cargo and mail carried (tonne)	Contribution to the Group's cargo and mail carried (%)	RTK (million)	Contribution to the Group's RTK (%)	RPK (million)	Contribution to the Group's RPK (%)
Xiamen Airlines	14,963.54	24.7	124,664.4	15.4	2,336.29	17.8	23,543.40	21.3
Shantou Airlines	1,513.57	2.5	9,157.6	1.1	175.83	1.3	1,857.90	1.7
Zhuhai Airlines	939.26	1.6	7,360.7	0.9	141.23	1.1	1,474.78	1.3
Guizhou Airlines	1,635.17	2.7	12,680.4	1.6	244.56	1.9	2,551.20	2.3
Chongqing Airlines	1,498.32	2.5	9,473.0	1.2	186.30	1.4	1,971.53	1.8
Henan Airlines	2,424.95	4.0	21,427.7	2.6	333.08	2.5	3,424.82	3.1

Note: The operational information of Xiamen Airlines includes operational information of its subsidiary Hebei Airlines and Jiangxi Airlines.

(II) Information of Subsidiaries

(1) Xiamen Airlines

Xiamen Airlines was established on August 1984 with registered capital of RMB8 billion. The legal representative is Che Shang Lun. The Company holds 55% of the shares in Xiamen Airlines; Xiamen Jianfa Group Co., Ltd. and Fujian Investment Group Co., Ltd. also hold 34% and 11% in Xiamen Airlines, respectively.

As at 30 June 2017, Xiamen Airlines (including Hebei Airlines and Jiangxi Airlines) had a fleet of 172 aircraft. During the reporting period, Xiamen Airlines (including Hebei Airlines and Jiangxi Airlines) completed 2,336 million revenue tonne kilometers, representing an increase of 25.3% as compared to the same period of the previous year. Xiamen Airlines carried 1,4964,000 passengers and 125,000 tonnes of cargos, representing an increase of 17.7% and an increase of 12.4%, respectively as compared to the same period of the previous year. The average passenger load factor was 79.6%, representing an increase of 4.4 percentage points as compared to the same period of the previous year. The average load factor was 67.2%, representing an increase of 3.6 percentage points as compared to the same period of the previous year.

During the reporting period, Xiamen Airlines earned operating revenue of RMB12,313 million, representing an increase of 20.59% as compared to the same period of the previous year; the operating cost of RMB11,994 million, representing an increase of 26.23% as compared to the same period of the previous year; and net profit of RMB781 million, representing an increase of 4.27% as compared to the same period of the previous year. As at 30 June 2017, Xiamen Airlines' total assets amounted to RMB42,954 million, and net assets amounted to RMB17,423 million.

034 Management Discussion and Analysis (2) Shantou Airlines Shantou Airlines was established in July 1993 with registered capital of RMB0.28 billion. The legal representative is Xiao Li Xin. The Company holds 60% of the shares in Shantou Airlines; Shantou Aviation Investment Co., Ltd. holds 40% of the shares in Shantou Airlines. As at 30 June 2017, Shantou Airlines had a fleet of 14 aircraft. During the reporting period, Shantou Airlines completed 175.8 million revenue tonne kilometers, representing an increase of 6.1% as compared to the same period of the previous year. Shantou Airlines carried 1,513,600 passengers and 9,157.6 tonnes of cargos, representing an increase of 7.9% and a decrease 9.1%, respectively as compared to the same period of the previous year. The average passenger load factor was 80.6%, representing an increase of 2.0 percentage points as compared to the same period of the previous year. The average load factor was 70.6%, representing a decrease of 0.6 percentage point as compared to the same period of the previous year. (3) Zhuhai Airlines Zhuhai Airlines was established in May 1995 with registered capital of RMB0.25 billion. The legal representative is Wang Zhi Xue. The Company holds 60% of the shares in Zhuhai Airlines; Zhuhai Stated-owned Asset Supervision and Administration Commission holds 40% of the shares in Zhuhai Airlines. As at 30 June 2017, Zhuhai Airlines had a fleet of 10 aircraft. During the reporting period, Zhuhai Airlines completed 140 million revenue tonne kilometers, representing an increase of 11.56% as compared to the same period of the previous year. Zhuhai Airlines carried 939,000 passengers and 7,000 tonnes of cargos, representing an increase of 13.7% and an increase of 8.0%, respectively as compared to the same period of the previous year. The average passenger load factor was 82.3%, representing an increase of 3.7 percentage points as compared to the same period of the previous year. The average load factor was 74.9%, representing an increase of 3.5 percentage points as compared to the same period of the previous year. (4) Guizhou Airlines Guizhou Airlines was established in June 1998 with registered capital of RMB0.65 billion. The legal representative is Yi Hong Lei. The Company holds 60% of the shares in Guizhou Airlines; Guizhou Industrial Investment (Group) Co., Ltd. holds 40% of the shares in Guizhou Airlines. As at 30 June 2017, Guizhou Airlines had a fleet of 18 aircraft. During the reporting period, Guizhou Airlines completed 240 million revenue tonne kilometers, representing an increase of 11.7% as compared to the same period of the previous year. Guizhou Airlines carried 1,635,000 passengers and 13,000 tonnes of cargos, representing an increase of 10.6% and a decrease of 5.4%, respectively as compared to the same period of the previous year. The average passenger load factor was 81.7%, representing an increase of 2.7 percentage points as compared to the same period of the previous year. The average load factor was 73.4%, representing an increase of 1.7 percentage points as compared to the same period of the previous year.

China Southern Airlines Company Limited Interim Report 2017 035

Management Discussion and Analysis

(5) Chongqing Airlines

Chongqing Airlines was established in May 2007 with registered capital of RMB1.2 billion. The legal representative is Liu De Jun. The Company holds 60% of the shares in Chongqing Airlines; Chongqing City Transportation Development & Investment Group Company Limited holds 40% of the shares in Chongqing Airlines.

As at 30 June 2017, Chongqing Airlines had a fleet of 17 aircraft. During the reporting period, Chongqing Airlines completed 190 million revenue tonne kilometers, representing an increase of 9.1% as compared to the same period of the previous year. Chongqing Airlines carried 1,498,000 passengers, representing an increase of 8.0% as compared to the same period of the previous year. Chongqing Airlines carried 9,000 tonnes of cargos, representing a decrease of 2.6% as compared to the same period of the previous year. The average passenger load factor was 83.7%, representing a decrease of 0.4 percentage point as compared to the same period of the previous year. The average load factor was 73.2%, representing a decrease of 1.3 percentage points as compared to the same period of the previous year.

(6) Henan Airlines

Henan Airlines was established in September 2013 with registered capital of RMB6 billion. The legal representative is Pei Ai Zhou. The Company holds 60% of the shares in Henan Airlines; Henan Civil Aviation and Investment Co., Ltd. holds 40% of the shares in Henan Airlines.

As at 30 June 2017, Henan Airlines had a fleet of 27 aircraft. During the reporting period, Henan Airlines completed 330 million revenue tonne kilometers, representing an increase of 5.7% as compared to the same period of the previous year. Henan Airlines carried 2,425,000 passengers and 21,000 tonnes of cargos, representing an increase of 4.7% and 5.5%, respectively as compared to the same period of the previous year. The average passenger load factor was 83.8%, representing an increase of 3.2 percentage points as compared to the same period of the previous year. The average load factor was 75.3%, representing an increase of 2.3 percentage points as compared to the same period of the previous year.

(III) Information of other major joint stock companies

Name of investee companies	Nature of business	Registered capital (note)	Proportion of shares held at the investee companies (%)	
			Direct	Indirect
1. Joint Venture				
Guangzhou Aircraft Maintenance Engineering Co., Ltd.	Aircraft repair and maintenance services	USD65,000,000	50	/
Zhuhai Xiang Yi Aviation Technology Company Limited	Flight simulation services	USD58,444,760	51	/
2. Associates				
Finance Company	Financial services	1,072,927,000	25.3	8.7
Sichuan Airlines	Air transportation	1,000,000,000	39	/
SACM	Advertising agency services	200,000,000	40	/
Xinjiang Civil Aviation Property Management Limited	Property management	304,415,600	42.8	/

Note: Expressed in Renminbi unless otherwise indicated.

036 Management Discussion and Analysis IX. RISK FACTORS ANALYSIS (I) Macro environment risks Risks of fluctuation in macro economy The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macro economy. Macro economy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo, and further affects the business and operating results of the Group. Risks of macro policies Macroeconomic policies made by the government, in particular the adjustment in the cyclical macro policies, including credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transport industry. In addition, the establishment of the new airlines, the opening of aviation rights, routes, fuel surcharges, air ticket fares and other aspects are regulated by the government, and the fuel surcharges pricing mechanism is also provided by the government. The changes in the relevant policies will have a potential impact on the operating results and the future development of the business of the Company. (II) Industry risks Risks of intensifying competition in the industry With the gradual opening of the domestic civil aviation market, the competition in the scale, flights, prices, service and other aspects among three domestic big airlines, small and medium airlines and foreign airlines has been intensifying, which poses tough challenges to our operation model and management level. As for the domestic routes, the Company faces the competition from the low-cost airlines. As for the Hong Kong, Macau, Taiwan and international routes, the Company faces the competition from a number of powerful and advanced foreign airlines. The foreign airlines have certain advantages in the operation management and customer resources, which brings certain unfavourable effect on the market share and profitability of the Company. Risks of competition from other modes of transportation There are certain substitutability in short to medium range routes transportation among air transport, railway transport and road transportation. With the roll-out of CRH trains, the construction of the national high speed rails network and the improving inter-city expressways network, the competition and substitution of railway transport and road transportation with relatively inexpensive cost poses certain competitive pressure on the development of the air transport business of the Company. Other force majeure and unforeseen risks The aviation industry is subject to a significant impact from the external environment, and the natural disasters, including earthquake, typhoon, and tsunami, abrupt public health incidents as well as terrorist attacks, international political turmoil and other factors will affect the normal operation of the airlines, thus bringing unfavourable effect to the results and long-term development of the Company. (III) Risks of the Company management Safety risks Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With big size of aircraft fleet and more cross-location, overnight and international operations, the Company was confronted with certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal production and operation and reputation of the Company. Risks of high capital expenditure The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimizing the fleet structure and reducing the operational cost through introducing more advanced models, dispose obsolete models and streamlining the number of models. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to the significant drop in the operating profit, financial distress and other problems.

China Southern Airlines Company Limited Interim Report 2017 037 Management Discussion and Analysis (IV) Financial risks of the Company Foreign currency risk RMB is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre. Substantially all of the Group’s obligations under finance leases, certain bank and other loans and operating lease commitments are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of RMB against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets. Jet fuel price risk The fuel cost is the most major cost and expenditure for the Company. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the National Development and Reform Commission has big impact on the profit of the Company. Although the Company has adopted various fuel saving measures to control the unit fuel cost and decrease the fuel consumption volume, if there is significant fluctuations in the international oil prices, the operating performance of the Company may be significantly affected. In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to a “Notice on Questions about Establishing Linked Pricing Mechanism for Fuel Surcharges of Domestic Routes and Jet Fuel” jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The linked pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price. X. MATERIAL CHANGES TO MAJOR ASSETS OF THE COMPANY DURING THE REPORTING PERIOD During the reporting period, the Group introduced 28 aircraft (including 15 under operating lease and 13 under finance lease), disposed 13 aircraft (including 3 under operating lease and 10 purchased) and purchased 21 aircraft which were under finance lease. As at the end of the reporting period, the number of aircraft of the Group has reached 717, representing a net increase of 15 from the end of the previous year. During the reporting period, due to the increase of aircraft under finance lease and purchased, fixed assets of the Group increased by RMB5,927 million.

Time Place 17:00 Airport Passenger Terminal Corporate Governance

040 Significant Events I. General Meetings During the reporting period, the Company held 1 general meeting, details of which are set out as follows: On 30 June 2017, the Company held 2016 annual general meeting, at which the following 9 resolutions were considered and approved: 1. To consider and approve the Report of Directors of the Company for the year 2016; 2. To consider and approve the Report of the Supervisory Committee of the Company for the year 2016; 3. To consider and approve the audited consolidated financial statements of the Company for the year 2016; 4. To consider and approve the profit distribution proposal of the Company for the year 2016; 5. To consider and approve to appoint the external auditors and authorize the Board to determine their remuneration; 6. To consider and approve to authorize Xiamen Airlines to provide guarantees to Hebei Airlines and Jiangxi Airlines with an aggregate balance up to RMB4.5 billion and RMB1.2 billion or equivalent in foreign currency during the period from 1 July 2017 to 30 June 2018, respectively; 7. To consider and approve the authorisation to the Board to issue shares under the general mandate; 8. To consider and approve the authorisation to the Board to issue the debt financing instruments under the general mandate; 9. To consider and approve the Aircraft Finance Lease Framework Agreement for the Second Half of 2017 entered into between the Company and CSA International Finance Leasing Co., Ltd.. All the above-mentioned resolutions have been passed by the shareholders by poll at the general meeting. For details, please refer to the Announcement on Poll Result of 2016 Annual General Meeting of China Southern Airlines Company Limited published on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 1 July 2017. II. Proposals for Profit Distribution or the Transfer of Capital Reserve to Share Capital The profit distribution proposal of the Company for the year 2016 was considered and approved by the shareholders at the 2016 annual general meeting of the Company held on 30 June 2017. Based on the total share capital of 9,817,567,000 shares, the Company proposed to pay a cash dividend of RMB0.1 per share (inclusive of applicable tax) to all the shareholders. The cash dividend was paid in RMB to holders of A shares and in HKD to holders of H shares. Currently, the payment of the cash dividend has been completed. No interim dividend for the year of 2017 was distributed by the Company, and there was no issue of shares by way of conversion of capital reserve. III. Material Litigations, Arbitrations and Media Allegations During the reporting period, the Company was not involved in any material litigation, arbitration or media allegations.

China Southern Airlines Company Limited Interim Report 2017 041 Significant Events IV. Bankruptcy or restructuring events During the reporting period, the Company was not involved in any bankruptcy or restructuring events. V. Equity Incentive Plan During the reporting period, the Company did not implement nor had an on-going equity incentive plan. VI. Material Connected Transactions (I) Connected transactions related to daily operation During the reporting period, those connected transactions related to daily operation were mainly the connected transactions entered into between the Company and CSAHC or its subsidiaries in its ordinary and usual course of business, specific details are as follows: 1. On 11 November 2008, the Company and SACM entered into Intangible Assets Franchise Agreement. For details, please refer to H Share Announcement of Company published on the website of the SSE on 12 November 2008. 2. On 28 September 2009, the Company, CSAHC, MTU AERO ENGINES GMBH and Zhuhai MTU entered into a continuing connected transaction. For details, please refer to the Connected Transaction Announcement published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 29 September 2009. 3. On 29 December 2014, the Company renewed the Property Management Framework Agreement with China Southern Airlines Group Property Management Company Limited. For details, please refer to the H Share Announcement of Company published on the website of the SSE on 30 December 2014. 4. On 29 December 2014, the Company renewed the Property Lease Agreement with CSAHC. For details, please refer to the H Share Announcement of Company published on the website of the SSE on 30 December 2014. 5. On 30 December 2015, the Company renewed the Media Service Framework Agreement with SACM. For details, please refer to the H Share Announcement of Company published on the website of the SSE on 31 December 2015.

042 Significant Events 6. On 30 December 2015, the Company renewed the Catering Services Framework Agreement with SACC. For details, please refer to the H Share Announcement of the Company published on the website of the SSE on 31 December 2015. 7 . On 29 August 2016, the Company and the Finance Company entered into the Financial Services Framework Agreement. For details, please refer to the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 30 August 2016. 8. On 16 December 2016, the Company and GSC entered into the Supplemental Agreement to Passenger and Cargo Sales Agency Services Framework Agreement and the Passenger and Cargo Sales and Ground Services Framework Agreement. For details, please refer to the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 17 December 2016. 9. On 16 December 2016, the Company entered into the Property and Land Lease Framework Agreement with CSAHC. For details, please refer to the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 17 December 2016. 10. On 27 April 2017, the Company entered into the Aircraft Finance Lease Agreement with Guangzhou Nansha CSA Tianru Leasing Co., Ltd.. For details, please refer to the Announcement on Connected Transaction in Respect of Aircraft Finance Lease of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 28 April 2017. 11. On 26 May 2017, the Company entered into the Aircraft Finance Lease Framework Agreement for the Second Half of 2017 with CSA International Finance Leasing Co., Ltd.. For details, please refer to the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 27 May 2017. The terms of the above connected transactions were fair and reasonable and were entered into on normal commercial terms. The prices of the relevant connected transactions were determined with reference to the market price, which were no less favourable than those available to independent third parties. The relevant transactions will not affect the independence of the Company and were in the interests of the Company and the shareholders as a whole.

China Southern Airlines Company Limited Interim Report 2017 043

Significant Events

During the reporting period, the connected transactions of the Company entered into are as follows:

Unit: RMB million

Transaction	Incurred amount from January to June 2017	Annual cap for the year 2017
Financial service (balance of deposit)	3,530	8,000
Financial service (balance of borrowings)	0	8,000
Financial service (finance lease)	364	USD1,309,100,000 (Note)
Engine maintenance	604	2,600
Media resources services	36	119
Assets leasing	93	218
Air catering services	69	175
Passenger and cargo sales agency services	68	270
Property management	34	96

Note: The above amount represents the aggregate of the total rental and commission charges for the aircraft in operation under finance lease incurred during the lease term.

(II) Amounts due to or from connected parties (matters that have not been disclosed in any announcement)

Unit: RMB million

Connected parties	Connected relationship	Funds provided to connected parties			Funds provided to the listed company by connected parties			
		Balance at the beginning of the period	Incurred amount	Balance at the end of the period	Balance at the beginning of the period	Newly Incurred amount during the period	Repayment during the period	Balance at the end of the period
CSAHC	Controlling shareholder	0	0	0	105	105	(105)	105
Reasons for connected debts and liabilities	CSAHC provided entrusted loan to the Company.							
Settlement of the connected debts and liabilities	On 28 April 2017, an unsecured entrusted loan of RMB105 million and its interest was repaid by the Company. On 28 April 2017, the Company was provide with an unsecured entrusted loan of RMB105 million							
Undertakings in relation to the connected debts and liabilities	Nil							
Effect of the connected debts and liabilities on operating results and financial position of the Company	There was insignificant impact to Company's operating results and financial position in the first half of 2017 as the amount of such loan was relatively small.							

(III) Other material connected transactions

On 26 June 2017, the following agreements were considered and approved at the 15th meeting of the 7th session of the Board of the Company: the Subscription Agreement in respect of Subscription of A Shares of China Southern Airlines Company Limited by way of Non-public Issuance entered into between the Company and CSAHC and the Subscription Agreement in respect of Subscription of H Shares of China Southern Airlines Company Limited by way of Non-public Issuance entered into between the Company and Nan Lung Holding Limited ("Nan Lung"). For details, please refer to the Announcement on the Connected Transactions in respect of A Shares and H Shares by way of Non-public Issuance of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 27 June 2017.

044 Significant Events VII. Major Contracts (I) Trust, sub-contracting and lease 1. Trust During the reporting period, the Company did not enter into any trust arrangement. 2. Contract During the reporting period, the Company did not enter into any sub-contracting arrangement. 3. Lease Save for the connected transactions disclosed above and the lease of certain land parcels and properties of CSAHC by the Company as a leasee, the Group also acquired aircraft by way of operation lease and finance lease. As at 30 June 2017, there were 256 and 196 aircraft in operation under operation lease and under finance lease, respectively. (II) Guarantee 1. Since the training cost is significant, certain trainee pilots of the Company and Xiamen Airlines, its subsidiaries, have to procure personal loans to cover their training costs and miscellaneous expenses in the school. As such, the Company and Xiamen Airlines applied personal loans for some self-sponsored trainee pilots and provided joint liability guarantee for such loans respectively. After such trainee pilots complete their study and training, the Company and Xiamen Airlines will enter into services contract with them respectively and provide them with an option to make early repayment or repay by instalment payment. At the 2006 Annual General Meeting of the Company held on 28 June 2007, the Board was authorized to approve joint liability guarantee for the cumulative amount of not more than RMB100 million in each fiscal year. At the 2007 Annual General Meeting of the Company held on 25 June 2008, the Board was authorized to approve joint liability guarantee for the cumulative amount of not more than RMB400 million in each fiscal year. In accordance with the authorization granted at the general meeting, the Board of Directors of the Company passed the resolutions in 2007, 2008, 2009, 2010 and 2011, respectively, and agreed to provide a joint liability guarantee for the loans applied by self-sponsored trainee pilots for the purpose of covering their training costs and miscellaneous expenses in the school who were recruited in 2007, 2008, 2009, 2010 and 2011, with an aggregate amount of RMB90,858,000, not exceeding RMB213,600,000, not exceeding RMB184,750,000, not exceeding RMB179,269,600 and not exceeding RMB83,850,000 per annum, respectively for the years 2007, 2008, 2009, 2010 and 2011. The period of guarantee shall begin on the date when the relevant banks grant a loan to the trainee pilots and ending two years after the maturity date of such loans. Xiamen Airlines, a subsidiary of the Company, also passed a resolution on 29 December 2009 to provide a joint liability guarantee for the loans applied by its partial self-sponsored trainee pilots. The maximum amount of personal loans available to be applied by each trainee pilot shall be RMB500,000 and the aggregate amount of guarantee provided by Xiamen Airlines shall be not more than RMB100 million for the period ended 31 December 2011. The guaranteed loan shall be used for the purpose of pilot training. The scope of the joint liability guarantee covers the principal loan and interests, liquidated damages, damages and cost incurred for recovering the principal loan applied by the trainee pilot. The period of guarantee shall begin on the date when the loan is extended to the pilot and ending on the date of repayment of the principal and interests of the loans.

China Southern Airlines Company Limited Interim Report 2017 045 Significant Events As at 30 June 2017, the banks have granted a loan to certain trainee pilots, of which RMB383 million has been guaranteed by the Group, in which RMB35 million has been guaranteed by Xiamen Airlines, a subsidiary of the Company. A small number of trainee pilots have already quitted the training program as they failed to complete the training program or due to other reasons, and part of them were unable to repay the principal and interests of the bank loans, the Company fulfilled its joint liability guarantee obligation for such trainee pilots, the aggregate amount of which was RMB4 million, and the aggregate amount of Xiamen Airlines was RMB0. The Group has also tried its best to actively to recover the relevant outstanding bank loans and the accrued interests through various ways. 2. In order to broaden financing channels and reduce financing costs of Hebei Airlines, on 17 February 2017, Xiamen Airlines provided guarantees to Hebei Airlines with a balance up to USD55 million in accordance with the authority granted by the Board and the 2015 annual general meeting of the Company. For details, please refer to the Announcement on Provision of Guarantees for Hebei Airlines Company Limited by Xiamen Airlines Company Limited of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 17 February 2017. On 5 May 2017, the Board of the Company reviewed and approved to authorize Xiamen Airlines to provide guarantees to Hebei Airlines and Jiangxi Airlines with an aggregate balance up to RMB4.5 billion and RMB1.2 billion or equivalent in foreign currency during the period from 1 July 2017 to 30 June 2018, respectively, which was submitted to the general meeting of the Company for consideration. On 30 June 2017, the resolution was passed at the 2016 annual general meeting. On 14 August 2017, Xiamen Airlines provided joint and several liability guarantees to Hebei Airlines with a balance up to USD240 million in accordance with the authority granted by the Board and the 2016 annual general meeting of the Company. For details, please refer to the Announcement on Provision of Guarantees for Hebei Airlines Company Limited by Xiamen Airlines Company Limited of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 15 August 2017. As at the end of the reporting period, the balance of guarantees provided by Xiamen Airlines to Hebei Airlines and Jiangxi Airlines were RMB1,173 million and RMB0, respectively. 3. On 29 December 2015, in order to reduce aircraft leasing costs, the Board considered and approved to: (1) increase 10 aircrafts with SPV as sub-leasing model and allow No.1 SPV to be the first tenant and sub-lessor of the 10 aircrafts; and (2) provide external guarantees for No.1 SPV with total guarantee amount not exceeding USD115,435,900. On 7 April 2017, the Board of the Company considered and approved to: (1) increase 2 aircrafts with SPV as sub-leasing model and allow No.3 SPV to be the first tenant and sub-lessor of the 2 aircrafts with total guarantee amount not exceeding USD89,840,000; and (2) increase 5 engines with SPV as sub-leasing model and allow No.4 SPV to be the first tenant and sub-lessor of the 5 engines, while the Company would provide guarantees for No.4 SPV with total guarantee amount not exceeding USD16,800,000. On 25 April 2017, the Board considered and approved to: (1) increase 8 A321NEO aircrafts with SPV as subleasing model and allow No.9 SPV to be the first tenant and sub-lessor of the 8 aircrafts; and (2) the Company would provide guarantees for No.9 SPV with total guarantee amount not exceeding USD621,620,000. On 21 August 2017, the Board of the Company considered and approved to: (1) provide guarantees for the five wholly-owned SPVs: provide guarantees for No.2 SPV with an accumulated amount not exceeding USD77.48 million; provide guarantees for No.5 SPV with an accumulated amount not exceeding USD58.36 million; provide guarantees for No.6 SPV with an accumulated amount not exceeding USD35.49 million; provide guarantees for No.7 SPV with an accumulated amount not exceeding USD35.53 million; and provide guarantees for No.8 SPV with an accumulated amount not exceeding USD35.65 million; and (2) authorize the general manager of the finance department of the Company to sign the relevant opinion memorandum, legal contracts and guarantee papers. As at the end of the reporting period, the Company provided the SPV with total guarantee of USD165.62 million.

046 Significant Events (III) Aircraft acquisition and disposal contracts On 26 April 2017, the Company entered into the Purchase Contract for 20 A350-900 Aircraft with Airbus S.A.S., by which the Company agreed to purchase 20 A350-900 aircraft from Airbus S.A.S.. The transaction shall take effect after approvals are obtained from the relevant government authorities. VIII. Undertaking Undertakings given by CSAHC, the controlling shareholder of the Company, during the reporting period or existing to the reporting period are as follow: (I) Undertaking Related to Share Reform Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system. It has been strictly performed. (II) Other Undertaking 1. The Company and CSAHC entered into the “Property Compensation Agreement” on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company’s rights in the use of the land and buildings leased from CSAHC. It’s a long-term undertaking, and it has been strictly performed. 2. CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement. It’s a long-term undertaking, and it has been strictly performed. 3. In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the costs and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: a) any production losses arising from the lack of title certificates, b) any other losses occasioned by the potential risk arising from the outstanding title certificates. Due to such kind of change of ownership title requires compliance with the state and local laws and regulations, and a series of formalities in relation to the government approval is required to be attended to, CSAHC has been actively communicating with the government. However, as at the end of the reporting period, such undertakings are still in the course of being implemented. The performance period of this undertaking is up to 31 December 2019.

China Southern Airlines Company Limited Interim Report 2017 047 Significant Events 4. The relevant undertakings under the Financial Services Framework Agreement between the Company and Finance Company: (1) Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group; (2) the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from Finance Company of the Company are definitely secure. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; (3) in respect of the Company’s deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decisionmaking process of the Company; and (4) CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company. It’s a long-term undertaking, and it has been strictly performed. 5. On 8 July 2015, the Company received an undertaking letter from CSAHC, the controlling shareholder of the Company, details of which are set out as follows: Given the recent abnormal fluctuation of the stock market and based on its confidence in the development prospects of the Company as well as the recognition of the values of the Company, CSAHC makes the following undertakings so as to facilitate the sustainable healthy development of the Company and safeguard the interests of the investors of the Company: (1) CSAHC will not reduce its shareholding in the Company during the abnormal fluctuation of the stock market; (2) CSAHC will take measures to increase its shareholding in the Company in line with market conditions in due course as permitted by relevant laws and regulations; and (3) CSAHC will continuously extend its support to the operational development of the Company, with an aim to assist the Company in improving operational results and maximizing investor returns of the Company. It’s a long-term undertaking, and it has been strictly performed. IX. Appointment and Dismissal of Auditors At the 14th meeting of the 7th session of the Board of the Company held on 30 March 2017, the Company considered and approved the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control for the year 2017 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2017. On 30 June 2017, the Company considered and passed the above-mentioned resolution at 2016 annual general meeting, and authorized the Board to determine their remuneration. X. Penalty on and Rectification on the Listed Companies, its Directors, Supervisors and Senior Management and the Shareholders Holding more than 5% Equity Interests of the Company During the reporting period, the Company did not have the above situation.

048 Significant Events XI. Description of the Commercial Credibility of the Company and its Controlling Shareholders during the Reporting Period The Company and CSAHC, the controlling shareholder, had good commercial credibility. XII. Convertible Corporate Bonds During the reporting period, the Company had no convertible corporate bonds. XIII. Poverty Alleviation Activities of the Listed Company Plan for targeted poverty alleviation During the reporting period, the Company has further strengthened the management of the poverty alleviation activities by improving the working mechanism and clearly defining responsibilities of each member. By adhering to the strategy of targeted poverty alleviation and elimination, we have constantly increased efforts for fixed-point poverty alleviation, enhanced safeguards for cadres who participate in the poverty alleviation, and offered greater support for poverty-stricken regions such as Pishan County and Moyu County in Xinjiang. In the coming years, the Company will continue to leverage on its own advantages to carry out poverty alleviation programs with its own characteristics. We will fully play the role of supervisor and adviser in assisting the local governments of the poverty-stricken regions to fulfill their duties as the leaders in poverty elimination. Furthermore, we will take a variety of measures to improve the efficiency of poverty alleviation programs, in an effort to maximize the benefits of poverty alleviation funds. Summary of targeted poverty alleviation Following the national policies and requirements for poverty alleviation and development, the Company sticks to the strategy of targeted poverty alleviation and elimination. Focusing on the actual needs of the poverty-stricken people, we launch programs targeting at the grassroots level to offer direct support to the people in difficulties. (1) Promotion of industrial development The Company helps poor villages develop industries with distinctive local features after in-depth survey, transiting from offering them direct financial support to nurturing their ability to create value, so as to help them get rid of poverty through industrial development. For example, the Company invested to build a pitaya plantation base to create jobs for local villagers in Wengang Village, Lianmai Town, Huaiji County, Guangdong Province. The Company also built a “Green Express” channel for distribution of agricultural by-products and a WeChat sales channel called “Sunshine Garden” in Fuchong Village, Hengche Town, Qichun County, Huanggang City, Hubei Province, through which the green agricultural products are delivered to the staff canteens of the Company, thus solving the problem regarding the distribution of local agricultural products. (2) Improvement of education The Company always pays attention to the adolescent education in poverty-stricken regions. We aim to enhance their ability for self-development by increasing investments to improve local education. In Luoshan Village, Lianshan Town, Fuchuan County, Guangxi Province, the Company invested to pave the roads surrounding the village committee primary school, making it easier for the kids to get to school. Besides, the Company offered long-term assistance and support to local poverty-stricken students by the means of subsidizing, giving rewards and pair support in Fuchong Village, Hengche Town, Qichun County, Huanggang City, Hubei Province. (3) Provision of aid and care The Company pays special attention to those who fall into poverty owing to illness or disasters. We invested more to offer aid and care to people in need. For instance, we donated RMB2 million to the program called “Standing together in times of Trouble”, which is established to offer financial support to those in difficulties suffering from extremely serious diseases in Moyu County, Xinjiang, with a view to effectively containing and reducing the situations of falling into poverty or returning to poverty due to illness.

China Southern Airlines Company Limited Interim Report 2017 049 Significant Events (4) Improvement of infrastructure The Company increased investment to improve the infrastructure in poverty-stricken regions, so as to improve their living standard and self-development ability. In Sunjia Village, Guojia Town, Xingcheng City, Liaoning Province, the Company dug four wells to guarantee the production and life needs of the local people. Moreover, the Company invested RMB2 million to build five bridges in Pixina Village, Pishan County, Xinjiang for improvement of local traffic, and promoted courtyard economic development by helping local villagers construct plantation and cultivation infrastructure. Table of Poverty Alleviation Activities Unit: RMB Ten Thousand Indicator Amount & Progress I. General Including: capital 554.18 II. Itemized Input 1. Infrastructure (water, electricity, road, gas and housing) 268.16 2. Improvement of education Of which: financial support for poor students 5.1 Number of poor students subsidized 41 3. Disaster relief 200.92 4. Investment for promotion of industrial development 80 III. Awards (detail & level) On 21 February 2017, the Company was awarded the title of Fixed-Point Poverty Alleviation Model of Liaoning Province, and Yu Changsheng, the Company’s employee, was awarded the title of Outstanding Individual of Fixed-Point Poverty Alleviation of Liaoning Province. Follow-up plan for targeted poverty alleviation In the future, the Company will continue to increase the capital investment in poverty alleviation. Focusing on the requirements of targeted poverty alleviation and elimination, and continuing to leverage on its own advantages, we will continue to push forward poverty alleviation through promotion of industrial development, improvement of education, provision of aid and care as well as improvement of infrastructure, with an aim to enhance the local economic level of the poverty-stricken regions. XIV. Purchase, Sale or Redemption of Shares During the six months ended 30 June 2017, neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company.

050

Changes in the Share Capital, Shareholders' Profile and Disclosure of Interests

I. Change in Share Capital

(I) Changes in Shareholdings

Unit: Share

	31 December 2016		Increase/(decrease) during January to June 2017		30 June 2017	
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
I. Shares subject to restrictions on sales	0	0	0	0	**0**	**0**
II. Shares not subject to restrictions on sales						
1. RMB ordinary shares	7,022,650,000	71.53	0	0	**7,022,650,000**	**71.53**
2. Foreign listed shares	2,794,917,000	28.47	0	0	**2,794,917,000**	**28.47**
Total	9,817,567,000	100	0	0	**9,817,567,000**	**100**
III. Total number of shares	9,817,567,000	100	0	0	**9,817,567,000**	**100**

(II) Description of change in shares

During the reporting period, there were no changes in the total number of shares and share structure of the Company.

(III) Other information considered to be discloseable by the Company or required to be disclosed by the securities regulatory authorities

On 27 March 2017, the Company convened the extraordinary meeting of the 7th session of the Board, at which the Board considered and unanimously approved the Resolution on the Exercise by the Company of the General Mandated Granted at the General Meeting to Issue H Shares by way of Non-public Issuance, which allowed the Company to issue 270,606,272 H shares to American Airlines. For details, please refer to the Announcement on Issue of H Shares to American Airlines by the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 28 March 2017.

On 26 June 2017, the Company considered and approved 13 resolutions including the Resolution on Satisfaction of Conditions for Non-public Issuance of A Shares by the Company, the Resolution on Non-public Issuance of A Shares and Non-public Issuance of H Shares by the Company, the Resolution on Non-public Issuance of A Shares by the Company and the Resolution on the Connected Transactions in respect of Non-public Issuance of A Shares and Non-public Issuance of H Shares. The Company proposed to issue A shares by way of non-public issuance to no more than 10 specified investors including CSAHC, and to issue H shares by way of non-public issuance to Nan Long Holdings Limited (or other specified wholly-owned subsidiaries of CSAHC). For details, please refer to the relevant announcement of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 27 June 2017.

On 10 August 2017, the Company completed to issue 270,606,272 H Shares to American Airlines according to the Subscription Agreement with the issue price of HK$5.74 and the nominal value of RMB1 per share. Meanwhile, the Company has completed the share subscription and closing matters. Upon the completion of the H share issuance, the issued H shares of the Company has increased from 2,794,917,000 shares to 3,065,523,272 shares, and the total issued A shares and H shares of the Company has increased from 9,817,567,000 shares to 10,088,173,272 shares. For details, please refer to the Announcement on the Completion of Issuance of H Shares to American Airlines by the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 11 August 2017.

China Southern Airlines Company Limited Interim Report 2017 051

Changes in the Share Capital, Shareholders' Profile and Disclosure of Interests

II. Particulars of Shareholders

(I) Number of shareholders

As at the end of the reporting period, total number of ordinary shareholders of the Company was 214,301.

(II) Particulars of shareholdings

1. Particulars of the top ten shareholders

Unit: Share

Name of the shareholder	Capacity	Increase/ (decrease) during the reporting period	Number of shares held at the end of reporting period	Shareholding percentage at the end of reporting period	Number of shares subject to trading restrictions	Number of shares pledged or frozen
CSAHC	State-owned legal entity	0	4,039,228,665	41.14	0	None
HKSCC (Nominees) Limited	Overseas legal entity	(211,000)	1,749,248,988	17.82	0	Unknown
Nan Lung Holding Limited	Stated-owned legal entity	0	1,033,650,000	10.53	0	None
China Securities Finance Corporation Limited	Stated-owned legal entity	119,766,444	387,385,826	3.95	0	Unknown
National Social Security Fund 118	Domestic Non-state-owned legal entity	40,961,611	78,881,516	0.80	0	Unknown
Zhong Hang Xin Gang Guarantee Co., Ltd.	Stated-owned legal entity	(2,290,800)	67,709,200	0.69	0	Unknown
Central Huijin Asset Management Ltd.	Stated-owned legal entity	0	64,510,900	0.66	0	Unknown
China Merchants Bank Co., Ltd.	Domestic Non-state-owned legal entity	26,471,984	51,037,384	0.52	0	Unknown
China National Aviation Holding Company	Stated-owned legal entity	0	49,253,400	0.50	0	Unknown
Taiping Life Insurance Co., Ltd. – Dividend – Group Insurance Dividend	Domestic Non-state-owned legal entity	33,092,181	33,092,181	0.34	0	Unknown

052 Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests 2. Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions Unit: Share Number of tradable shares not Name of Shareholder subject to selling restrictions Type of shares CSAHC 4,039,228,665 RMB-denominated ordinary shares HKSCC (Nominees) Limited 1,749,248,988 Overseas listed foreign shares Nan Lung Holding Limited 1,033,650,000 Overseas listed foreign shares China Securities Finance Corporation Limited 387,385,826 RMB-denominated ordinary shares National Social Security Fund 118 78,881,516 RMB-denominated ordinary shares Zhong Hang Xin Gang Guarantee Co., Ltd. 67,709,200 RMB-denominated ordinary shares Central Huijin Asset Management Ltd. 64,510,900 RMB-denominated ordinary shares China Merchants Bank Co., Ltd. 51,037,384 RMB-denominated ordinary shares China National Aviation Holding Company 49,253,400 RMB-denominated ordinary shares Taiping Life Insurance Co., Ltd. 33,092,181 RMB-denominated ordinary shares – Dividend – Group Insurance Dividend Explanation of the connected relationship or Nan Lung is incorporated in Hong Kong and a wholly-owned subsidiary of acting in concert relationship of the above CSAHC. The Company is not aware of any other connected relationship shareholders between other shareholders. The H shares held by HKSCC Nominees Limited include the 31,120,000 H shares of the Company held by Yazhou Travel Investment Company Limited, a fourth level subsidiary of CSAHC incorporated in Hong Kong. (III) Changes of the controlling shareholder or de facto controller During the reporting period, there were no changes of the controlling shareholder or de facto controller of the Company.

China Southern Airlines Company Limited Interim Report 2017 053 Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests III. Disclosure of Interests As at 30 June 2017, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests and short positions in the shares (the “Shares”) and underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:% of the% of the% of the total issued total issued total issued H Shares of share capital of A Shares of the Company the Company Name of shareholders Capacity Types of Shares Number of Shares held the Company (Note 3) (Note 3) CSAHC (Note 1) Beneficial owner A Shares 4,039,228,665 (L) 57.52% / 41.14% Interest of controlled H Shares 1,064,770,000 (L) / 38.10% 10.85% corporations Sub-total 5,103,998,665 (L) / / 51.99% Nan Lung (Note 1) Beneficial owner H Shares 1,064,770,000 (L) / 38.10% 10.85% Interest of controlled corporations American Airlines Interest of controlled H Shares 270,606,272 (L) / 9.68% 2.76% Group Inc. (Note 2) corporations Note: (1) CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited. (2) American Airlines Group Inc. is deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines. (3) The percentage was calculated according to the total issued H Shares and the total issued share capital of the Company as at 30 June 2017. Save as disclosed above, as at 30 June 2017, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

054 Directors, Supervisors, Senior Management and Employees I. Interests of the Directors and Supervisors in the Equity of the Company As at 30 June 2017, none of the Directors, chief executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 of the Listing Rules. II. Changes in the Shareholding of Directors, Supervisors and Senior Management During the reporting period, there were no changes in shareholding of current Directors, Supervisors and senior management of the Company or the Directors, Supervisors and senior management of the Company who resigned during the reporting period. During the reporting period, no share incentives were granted to the Directors, Supervisors and senior management of the Company. III. Changes in Directors, Supervisors and Senior Management During the reporting period, the changes in Directors, Supervisors and senior management were as follows: Name Position Change Zhang Zheng Rong Chief Operation Officer Appointment Yang Ben Sen Chief Pilot Appointment Wang Zhi Xue Chief Pilot Dismissal Guo Jian Ye Chief Customer Officer Appointment

China Southern Airlines Company Limited Interim Report 2017 055 Directors, Supervisors, Senior Management and Employees IV. Changes of information of Directors and Supervisors under Rule 13.51B(1) of Listing Rules Below are the information relating to the changes of Directors and Supervisors required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the date of the 2016 Annual Report: 1. Mr. Yuan Xin An, the Company’s non-executive Director, has ceased to serve as the chairman of Shenzhen Air Catering Company Limited; 2. Ms. Yang Li Hua, the Company’s non-executive Director, has ceased to serve as the chairman of Southern Airlines Culture and Media Company Limited; 3. Mr. Ning Xiang Dong, the Company’s independent non-executive Director, has ceased to serve as the independent directors of Aerospace Hi-Tech Holding Group Company Limited and Yango Group Company Limited; 4. Mr. Li Jia Shi, the Company’s Supervisor, has ceased to serve as the vice chairman of Southern Airlines Culture and Media Company Limited; 5. Ms. Zhang Wei, the Company’s Supervisor, has ceased to serve as the chairman of the supervisory committee of MTU Maintenance Zhuhai Co., Ltd.; and 6. Ms. Yang Yi Hua, the Company’s Supervisor, has ceased to serve as the supervisor of Guangzhou Southern Airlines Supervision of Construction Company Limited. Save as disclosed above, there is no information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. V. Employees As at 30 June 2017, the Group had an aggregate of 92,178 employees (30 June 2016: 89,539). The wages of the Group’s employees consist of basic salaries and bonuses.

056

Corporate Bond

I. BASIC INFORMATION OF CORPORATE BONDS

Unit: RMB million

Name of bonds	Abbreviation	Code	Issue date	Maturity date	Outstanding balance of bonds	Interest rate	Payment of principal and interest	Trading floor
Corporate bonds	15 China Southern Airlines 01	136053	20 November 2015	20 November 2020	3,000	3.63%	Pay interests once a year, pay back principal plus interests when due	SSE
Corporate bonds	16 China Southern Airlines 01	136256	3 March 2016	3 March 2019	5,000	2.97%	Pay interests once a year, pay back principal plus interests when due	SSE
Corporate bonds	16 China Southern Airlines 02	136452	25 May 2016	25 May 2021	5,000	3.12%	Pay interests once a year, pay back principal plus interests when due	SSE

Payment of interest and principal of corporate bonds

On 3 March 2017, the Company settled the interests of 2016 corporate bonds of China Southern Airlines Company Limited (the first tranche, hereinafter referred to as the "First Tranche Bonds") for the period from 3 March 2016 to 2 March 2017. The coupon rate of the First Tranche Bonds was 2.97%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB29.70 (before tax) will be paid. Individual holders of the bonds will be paid RMB23.76 for every RMB1,000 of bonds (after tax). Interests paid to bond holders who are non-resident enterprise (including QFII, RQFII) were RMB26.73 for every RMB1,000 of the First Tranche Bonds they effectively held (after tax).

On 25 May 2017, the Company settled the interests of 2016 corporate bonds of China Southern Airlines Company Limited (the second tranche, hereinafter referred to as the "Second Tranche Bonds") for the period from 25 May 2016 to 24 May 2017. The coupon rate of the Second Tranche Bonds was 3.12%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB31.20 (before tax) will be paid. Individual holders of the bonds will be paid RMB24.96 for every RMB1,000 of bonds (after tax). Interests paid to bond holders who are non-resident enterprise (including QFII, RQFII) were RMB28.08 for every RMB1,000 of the Second Tranche Bonds they effectively held (after tax).

Other information of corporate bonds

Nil.

II. CONTACT PERSON & INFORMATION OF THE CORPORATE BOND TRUSTEE AND CONTACT INFORMATION OF THE CREDIT RATING AGENCY

Trustee of bonds	Name	Guosen Securities Co., Ltd. ("Guosen Securities")
	Office address	Floors 16-26, Guosen Securities Tower, No. 1012 Hongling Middle Road, Luohu District, Shenzhen
	Contact persons	Zhou Lei, Ke Fangyu
	Contact numbers	13501582885, 18688983432
Credit rating agency	Name	Lianhe Credit Information Service Co., Ltd.
	Office address	No. 80 Qufu Avenue, Heping District, Tianjin

China Southern Airlines Company Limited Interim Report 2017 057 Corporate Bond III. USE OF PROCEEDS FROM ISSUANCE OF CORPORATE BONDS Nil. IV. RATING OF CORPORATE BONDS On 19 May 2017, Lianhe Credit Information Service Co., Ltd. conducted a follow-up rating on the credit conditions of “15 China Southern Airlines 01”, “16 China Southern Airlines 01” and “16 China Southern Airlines 02” issued by the Company and determined the credit rating of both “15 China Southern Airlines 01”, “16 China Southern Airlines 01” and “16 China Southern Airlines 02” issued by the Company and the Company to be AAA with “stable” prospect. V. CREDIT ENHANCEMENT MECHANISM, DEBT REPAYMENT PLAN AND OTHER RELATED INFORMATION OF CORPORATE BONDS DURING THE REPORTING PERIOD During the reporting period, there was no credit enhancement mechanism for corporate bonds of the Company. VI. MEETINGS CONVENED FOR HOLDERS OF CORPORATE BONDS During the reporting period, the Company did not convene any meeting of holders of corporate bonds. VII. PERFORMANCE OF DUTIES BY TRUSTEE OF CORPORATE BONDS In October 2015, the Company engaged Guosen Securities to act as the trustee of the corporate bonds, and entered into the Agreement for Entrusted Management of Bonds with Guosen Securities. Guosen Securities continuously followed and supervised the Company’s performance of obligations as specified in the prospectus and the agreement, as well as continuously monitored the credit conditions, internal and external credit enhancement mechanism, and implementation of debt repayment guarantee measures of the Company. Guosen Securities also supervised the receipt, deposit and transfer of raised funds on special accounts and repayment of principal and interests by the Company. In accordance with Measures for Management on Issuance and Transaction of Corporate Bonds, Prospectus for Public Offering of Corporate Bonds 2016 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Prospectus for Public Offering of Corporate Bonds 2016 (Second Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Agreement for Entrusted Management of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2015, Rules for Meetings of Holders of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2015 and other related regulations, Guosen Securities performed the duties as a trustee to safeguard the legal rights and interests of holders of corporate bonds. During 2016, there were no changes and supplements to the duties of the trustee. In accordance with relevant requirements, Guosen Securities issued 2016 Regular Report on Entrusted Management of Corporate Bonds of China Southern Airlines Company Limited on 5 June 2017.

058 Corporate Bond VIII. ACCOUNTING DATA AND FINANCIAL INDICATORS AS AT THE END OF THIS REPORTING PERIOD AND AS AT THE END OF LAST YEAR (OR FOR THIS REPORTING PERIOD AND THE CORRESPONDING PERIOD OF LAST YEAR) Increase/ decrease as compared to As at the that as at end of this As at the the end of reporting end of last year Major indicators period last year (%) Reasons for changes Current ratio 0.24 0.20 20.00 Due to the expiry of the ultra- short-term financing bills issued by the Company resulting in the increase in the long-term borrowings during the reporting period. Quick ratio 0.22 0.18 22.22 Due to the expiry of the ultra- short-term financing bills issued by the Company resulting in the increase in the long-term borrowings during the reporting period. Asset-liability ratio 71.79% 72.57% (1.08) / Loan repayment rate 100% 100% / / Increase/ decrease as compared to For this that for the reporting For the corresponding period corresponding period of (January period of last year to June) last year (%) Reasons for changes EBITDA-to-interest coverage ratio 7.00 8.00 (12.50) / Interest coverage ratio 100% 100% / / IX. INFORMATION OF OVERDUE DEBTS During the reporting period, the Company did not have any overdue debts.

China Southern Airlines Company Limited Interim Report 2017 059 Corporate Bond X. PAYMENT OF INTEREST AND PRINCIPAL OF OTHER BONDS AND DEBT FINANCING INSTRUMENTS OF THE COMPANY On 15 February 2017, the sixth tranche of ultra-short-term financing bills of the Company in 2016 expired and the principal and interests totaling RMB2,024,831,780.82 were fully paid. On 10 March 2017, the twelfth tranche of ultra-short-term financing bills of the Company in 2016 expired and the principal and interests totaling RMB2,017,889,315.07 were fully paid. On 21 April 2017, the seventh tranche of ultra-short-term financing bills of the Company in 2016 expired and the principal and interests totaling RMB2,033,797,260.27 were fully paid. On 12 May 2017, the fifth tranche of ultra-short-term financing bills of the Company in 2016 expired and the principal and interests totaling RMB2,037,430,136.99 were fully paid. On 9 June 2017, the eighth tranche of ultra-short-term financing bills of the Company in 2016 expired and the principal and interests totaling RMB2,038,323,287.67 were fully paid. On 16 June 2017, the ninth tranche of ultra-short-term financing bills of the Company in 2016 expired and the principal and interests totaling RMB2,039,649,315.07 were fully paid. XI. BANKING FACILITIES OF THE COMPANY DURING THE REPORTING PERIOD As at 30 June 2017, the Group has obtained banking facilities of up to RMB198,541 million from several domestic banks, among which the utilized banking facilities amounted to about RMB49,450 million and the unutilized was about RMB149,091 million. During the reporting period, the Group repaid bank loans of approximately RMB8,216 million. XII. IMPLEMENTATION OF THE RELEVANT AGREEMENTS OR COMMITMENTS AS SPECIFIED IN THE PROSPECTUS IN CONNECTION WITH ISSUANCE OF CORPORATE BONDS DURING THE REPORTING PERIOD During the reporting period, the Company accepted the supervision by investors in strict accordance with the prospectus in connection with issuance of corporate bonds and the related rules for information disclosure, and strictly complied with the agreements and commitments made by the Company. XIII. MAJOR EVENTS AND IMPACT THEREOF ON THE OPERATIONS AND SOLVENCY OF THE COMPANY During the reporting period, there were no major events which had material impact on the operations and solvency of the Company.

Time Place Everyday Around you Financial Report

062 Review Report Review report to the Board of Directors of China Southern Airlines Company Limited (Incorporated in the People’s Republic of China with limited liability) Introduction We have reviewed the interim financial report set out on pages 63 to 92 which comprise the consolidated statement of financial position of China Southern Airlines Company Limited (the “Company”) as of 30 June 2017 and the related consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity and condensed consolidated cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, Interim financial reporting, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34. Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Scope of review We conducted our review in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2017 is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim financial reporting. KPMG Certified Public Accountants 8th Floor, Prince’s Building 10 Chater Road Central, Hong Kong 29 August 2017

China Southern Airlines Company Limited Interim Report 2017 063 Consolidated Income Statement For the six months ended 30 June 2017 – unaudited Six months ended 30 June 2017 2016 Note RMB million RMB million Operating revenue Traffic revenue 57,819 51,784 Other operating revenue 2,669 2,335 Total operating revenue 4 60,488 54,119 Operating expenses Flight operation expenses 30,326 23,247 Maintenance expenses 5,278 5,017 Aircraft and transportation service expenses 10,617 9,335 Promotion and selling expenses 3,125 2,888 General and administrative expenses 1,419 1,178 Depreciation and amortisation 9 6,468 6,298 Others 621 673 Total operating expenses 57,854 48,636 Other net income 8 1,948 1,568 Operating profit 9 4,582 7,051 Interest income 46 39 Interest expense 7 (1,332) (1,200) Share of associates’ results 233 357 Share of joint ventures’ results 83 56 Exchange gain/(loss), net 561 (1,516) Profit before income tax 4,173 4,787 Income tax 10 (962) (1,096) Profit for the period 3,211 3,691 Profit attributable to: Equity shareholders of the Company 2,772 3,118 Non-controlling interests 439 573 Profit for the period 3,211 3,691 Earnings per share Basic and diluted 12 RMB0.28 RMB0.32 The accompanying notes form part of this interim financial report.

064 Consolidated Statement of Comprehensive Income For the six months ended 30 June 2017 – unaudited Six months ended 30 June 2017 2016 Note RMB million RMB million Profit for the period 3,211 3,691 Other comprehensive income: Items that may be reclassified subsequently to profit or loss – Cash flow hedges: fair value movement of derivative financial instruments 11 (7) (122) – Fair value movement of available-for-sale financial assets 11 3 (13) – Deferred tax relating to above items 11 1 33 Other comprehensive income for the period (3) (102) Total comprehensive income for the period 3,208 3,589 Total comprehensive income attributable to: Equity shareholders of the Company 2,768 3,019 Non-controlling interests 440 570 Total comprehensive income for the period 3,208 3,589 The accompanying notes form part of this interim financial report.

China Southern Airlines Company Limited Interim Report 2017 065 Consolidated Statement of Financial Position At 30 June 2017 – unaudited At At 30 June 31 December 2017 2016 Note RMB million RMB million Non-current assets Property, plant and equipment, net 13 147,586 146,746 Construction in progress 14 30,143 28,910 Lease prepayments 15 2,654 2,687 Goodwill 182 182 Interest in associates 2,866 2,590 Interest in joint ventures 1,605 1,522 Other investments in equity securities 103 103 Aircraft lease deposits 651 725 Available-for-sale financial assets 502 499 Derivative financial instruments 14 21 Deferred tax assets 1,573 1,685 Other assets 933 1,008 188,812 186,678 Current assets Inventories 1,755 1,588 Trade receivables 16 3,508 2,989 Other receivables 3,751 3,387 Cash and cash equivalents 4,268 4,152 Restricted bank deposits 123 135 Prepaid expenses and other current assets 1,515 1,415 Amounts due from related companies 22 (c) 268 98 15,188 13,764 The accompanying notes form part of this interim financial report.

066 Consolidated Statement of Financial Position (continued) At 30 June 2017 – unaudited At At 30 June 31 December 2017 2016 Note RMB million RMB million Current liabilities Borrowings 17 22,473 26,746 Current portion of obligations under finance leases 18 7,497 8,695 Trade payables 19 1,957 1,903 Sales in advance of carriage 7,034 8,420 Deferred revenue 1,455 1,299 Current income tax 441 647 Amounts due to related companies 22(c) 190 103 Accrued expenses 15,457 15,147 Other liabilities 5,683 4,972 62,187 67,932 Net current liabilities (46,999) (54,168) Total assets less current liabilities 141,813 132,510 Non-current liabilities Borrowings 17 23,926 18,758 Obligations under finance leases 18 54,405 53,527 Deferred revenue 1,841 1,622 Provision for major overhauls 2,298 2,089 Provision for early retirement benefits 2 6 Deferred benefits and gains 1,069 691 Deferred tax liabilities 716 841 84,257 77,534 Net assets 57,556 54,976 Capital and reserves Share capital 9,818 9,818 Reserves 20 35,537 33,638 Total equity attributable to equity shareholders of the Company 45,355 43,456 Non-controlling interests 12,201 11,520 Total equity 57,556 54,976 Approved and authorised for issue by the Board of Directors on 29 August 2017. Wang Chang Shun Tan Wan Geng Director Director The accompanying notes form part of this interim financial report.

China Southern Airlines Company Limited Interim Report 2017 067

Consolidated Statement of Changes in Equity

For the six months ended 30 June 2017 – unaudited

	Attributable to equity shareholders of the Company						Non-controlling interests	Total equity
	Share capital RMB million	Share premium RMB million	Fair value reserve RMB million	Other reserves RMB million	Retained earnings RMB million	Total RMB million	RMB million	RMB million
Balance at 1 January 2016	9,818	14,131	55	1,675	13,366	39,045	10,579	49,624
Changes in equity for the six months ended 30 June 2016:								
Profit for the period	–	–	–	–	3,118	3,118	573	3,691
Other comprehensive income	–	–	(99)	–	–	(99)	(3)	(102)
Total comprehensive income	–	–	(99)	–	3,118	3,019	570	3,589
Dividends relating to 2015 (Note 20(a))	–	–	–	–	(785)	(785)	–	(785)
Capital injection of non-controlling interests in a subsidiary	–	–	–	–	–	–	100	100
Balance at 30 June 2016 and 1 July 2016	9,818	14,131	(44)	1,675	15,699	41,279	11,249	52,528
Changes in equity for the six months ended 31 December 2016:								
Profit for the period	–	–	–	–	1,926	1,926	281	2,207
Other comprehensive income	–	–	253	(2)	–	251	127	378
Total comprehensive income	–	–	253	(2)	1,926	2,177	408	2,585
Appropriations to reserves	–	–	–	405	(405)	–	–	–
Capital injection of non-controlling interests in a subsidiary	–	–	–	–	–	–	160	160
Decrease in non-controlling interests as a result of loss of control of a subsidiary	–	–	–	–	–	–	(83)	(83)
Distributions to non-controlling interests	–	–	–	–	–	–	(214)	(214)
Balance at 31 December 2016 and 1 January 2017	9,818	14,131	209	2,078	17,220	43,456	11,520	54,976
Changes in equity for the six months ended 30 June 2017:								
Profit for the period	–	–	–	–	2,772	2,772	439	3,211
Other comprehensive Income	–	–	(4)	–	–	(4)	1	(3)
Total comprehensive income	–	–	(4)	–	2,772	2,768	440	3,208
Dividends relating to 2016 (Note 20(a))	–	–	–	–	(982)	(982)	–	(982)
Distributions to non-controlling interests	–	–	–	–	–	–	(124)	(124)
Capital injection of non-controlling interests in subsidiaries	–	–	–	–	–	–	404	404
Dilution and change in non-controlling interests and other reserves	–	–	–	113	–	113	(39)	74
Balance at 30 June 2017	9,818	14,131	205	2,191	19,010	45,355	12,201	57,556

The accompanying notes form part of this interim financial report.

068 Condensed Consolidated Cash Flow Statement For the six months ended 30 June 2017 – unaudited Six months ended 30 June 2017 2016 RMB million RMB million Operating activities Cash generated from operating activities 10,116 9,979 Interest received 76 70 Interest paid (1,868) (1,178) Income tax paid (1,205) (758) Net cash generated from operating activities 7,119 8,113 Investing activities Acquisition of a subsidiary, net of cash acquired – (120) Proceeds from disposal of property, plant and equipment and lease prepayments 2,321 1,549 Dividends received from associates 36 76 Proceeds from maturity of term deposits 314 765 Additions of property, plant and equipment, lease prepayments and other assets (5,437) (3,478) Capital injection into associates (170) (34) Payment for aircraft lease deposits (26) (21) Refund of aircraft lease deposits 86 30 Acquisition of term deposits (59) – Proceeds from sale of equity interests in an associate 7 – Net cash used in investing activities (2,928) (1,233) Financing activities Dividends paid to equity shareholders of the Company – (450) Proceeds from bank borrowings 26,112 13,140 Proceeds from ultra-short-term financing bills 1,000 14,397 Proceeds from corporate bond – 10,000 Repayment of bank borrowings (8,216) (37,033) Repayment of principal under finance lease obligations (5,336) (3,216) Repayment of ultra-short-term financing bills (18,000) (2,000) Capital injection from the non-controlling interests of subsidiaries 404 100 Dividends paid to non-controlling interests (33) (8) Payment for purchase of non-controlling interests – (238) Net cash used in financing activities (4,069) (5,308) Net increase in cash and cash equivalents 122 1,572 Cash and cash equivalents at 1 January 4,152 4,560 Exchange (loss)/gain on cash and cash equivalents (6) 19 Cash and cash equivalents at 30 June 4,268 6,151 The accompanying notes form part of this interim financial report.

China Southern Airlines Company Limited Interim Report 2017 069 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 1 Basis of preparation This interim financial report of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”). It was authorised for issue on 29 August 2017. The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2016 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2017 annual financial statements. Details of any changes in accounting policies are set out in Note 2. The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates. This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2016 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”). The interim financial report is unaudited, but has been reviewed by KPMG in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. KPMG’s independent review report to the Board of Directors is included on page 62. 2 Changes in accounting policies The IASB has issued several amendments to IFRSs that are first effective for the current accounting period of the group. None of these developments has had a material effect on how the group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial report. The group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

070 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 3 Financial risk management and fair values The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The interim financial report do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2016. There have been no changes in the risk management policies since 31 December 2016. (a) Liquidity risk As at 30 June 2017, the Group’s current liabilities exceeded its current assets by RMB46,999 million. For the six months ended 30 June 2017, the Group recorded a net cash inflow from operating activities of RMB7,119 million, a net cash outflow from investing activities of RMB2,928 million and a net cash outflow from financing activities of RMB4,069 million, which in total resulted in a net increase in cash and cash equivalents of RMB122 million. As at 30 June 2017, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB198,541 million (31 December 2016: RMB139,274 million), of which approximately RMB149,091 million (31 December 2016: RMB110,199 million) was unutilised. The directors of the Company believe that cash from operations and borrowings will be sufficient to meet the Group’s operating cash flow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The directors believe that the Group has obtained sufficient facilities from PRC banks for financing future capital commitments and for working capital purposes. As at 30 June 2017, the contractual maturities of the Group’s borrowings and obligations under finance leases are disclosed in Notes 17 and 18 respectively. (b) Foreign currency risk Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre. The Group has significant exposure to foreign currency risk as majority of the Group’s obligations under finance leases (Note 18) and certain of the bank borrowings (Note 17) are denominated in foreign currencies, principally United States Dollars (“USD”), Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

China Southern Airlines Company Limited Interim Report 2017 071 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 3 Financial risk management and fair values (Continued) (b) Foreign currency risk (Continued) The following table indicates the instantaneous change in Group’s profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the beginning of the reporting period had changed at that date, assuming all other risk variables remained constant. 30 June 2017 Appreciation/ Increase/(decrease) (depreciation) of on profit after tax Renminbi against and retained profits foreign currency RMB million USD 1% 266 (1%) (266) Euro 1% 32 (1%) (32) Japanese Yen 10% 126 (10%) (126) 31 December 2016 Appreciation/ Increase/(decrease) (depreciation) of on profit after tax Renminbi against and retained profits foreign currency RMB million USD 1% 305 (1%) (305) Euro 1% 31 (1%) (31) Japanese Yen 10% 134 (10%) (134) (c) Jet fuel price risk The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2016:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the jet fuel costs by approximately RMB1,540 million (six months ended 30 June 2016: RMB1,026 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in jet fuel price had occurred at the beginning of the reporting period.

072 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 3 Financial risk management and fair values (Continued) (d) Fair value (i) Financial instruments carried at fair value The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows: • Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date • Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available • Level 3 valuations: Fair value measured using significant unobservable inputs Fair value measurements as at 30 June 2017 categorised into Fair value at 30 June 2017 Level 1 Level 2 Level 3 RMB million RMB million RMB million RMB million Recurring fair value measurement Financial assets: Available-for-sale equity securities: – Listed shares 91 91 – – – Non-tradable shares 411 – – 411 Derivative financial instruments: – Interest rate swaps 14 – 14 – Fair value measurements as at 31 December 2016 categorised into Fair value at 31 December 2016 Level 1 Level 2 Level 3 RMB million RMB million RMB million RMB million Recurring fair value measurement Financial assets: Available-for-sale equity securities: – Listed shares 88 88 – – – Non-tradable shares 411 – – 411 Derivative financial instruments: – Interest rate swaps 21 – 21 – During the six months ended 30 June 2017, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3 (2016: nil). The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

China Southern Airlines Company Limited Interim Report 2017 073 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 3 Financial risk management and fair values (Continued) (d) Fair value (Continued) (i) Financial instruments carried at fair value (Continued) Fair value of interest rate swaps in derivative financial instruments is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period. Information about Level 3 fair value measurements Significant Valuation technique unobservable inputs Range Available-for-sale equity securities: Discounted cash flow Expected profit growth rate 8% to 10% – Non-tradable shares during the projection period Terminal growth rate 8% Expected dividend payout rate 30% Discount rate 12.03% The fair value of non-tradable available-for-sale equity securities is determined by discounting a projected cash flow series associated with the investments. The valuation takes into account the expected profit growth rate and expected dividend payout rate of the investee. The discount rate used have been adjusted to reflect specific risks relating to the investments. The fair value measurement is positively correlated to the expected profit growth rate and expected dividend rate of the investee, and negatively correlated to the discount rate. For the six month period ended 30 June 2017, no unrealised gains relating to the available-for-sale equity securities – non-tradable shares are recognised in fair value reserve in other comprehensive income. (ii) Financial instruments not carried at fair value (a) Other investments in equity securities represent investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured. Accordingly, they are recognised in the consolidated statement of financial position at cost less impairment losses. (b) All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings and obligations under finance leases are carried at amounts not materially different from their fair values as at 30 June 2017 and 31 December 2016.

074 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 4 Operating revenue The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services. Six months ended 30 June 2017 2016 RMB million RMB million Traffic revenue – Passenger 53,626 48,662 – Cargo and mail 4,193 3,122 Commission income 1,051 934 Hotel and tour operation income 241 312 General aviation income 217 205 Ground services income 220 164 Expired sales in advance of carriage 193 178 Air catering income 139 111 Cargo handling income 141 91 Rental income 100 75 Others 367 265 60,488 54,119 5 Segment reporting (a) Business segments The Group has two reportable operating segments, “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, ground services, cargo handling and other miscellaneous services. For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit before taxation, assets and liabilities arising from different accounting policies are set out in Note 5 (c). The relevant comparative figures in the Group’s financial statements prepared in accordance with PRC GAAP are restated as the Group acquired a subsidiary under common control in 2016. Management considered the impact of the above restatement is not material. Therefore, the Group’s segment results for the six months ended 30 June 2016 as disclosed in these interim financial report have not been restated. Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices. Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

China Southern Airlines Company Limited Interim Report 2017 075 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 5 Segment reporting (Continued) (a) Business segments (Continued) The segment results of the Group for the six months ended 30 June 2017 are as follows: Airline transportation Other operations segments Elimination Unallocated* Total RMB million RMB million RMB million RMB million RMB million Revenue from external customers 59,767 552 – – 60,319 Inter-segment sales 14 1,206 (1,220) – – Reportable segment revenue 59,781 1,758 (1,220) – 60,319 Reportable segment profit before taxation 3,540 286 – 332 4,158 Reportable segment profit after taxation 2,652 216 – 332 3,200 Other segment information Income tax 888 70 – – 958 Interest income 40 6 – – 46 Interest expense 1,323 9 – – 1,332 Depreciation and amortisation 6,467 36 – – 6,503 Impairment loss 7 – – – 7 Share of associates’ results – – – 234 234 Share of joint ventures’ results – – – 83 83 Non-current assets additions during the period (other than goodwill, interests in associates and joint ventures, other investments in equity securities, available- for-sale financial assets, derivative financial instruments and deferred tax assets) 10,429 16 – – 10,445

076 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 5 Segment reporting (Continued) (a) Business segments (Continued) The segment results of the Group for the six months ended 30 June 2016 are as follows: Airline transportation Other operations segments Elimination Unallocated* Total RMB million RMB million RMB million RMB million RMB million Revenue from external customers 53,422 632 – – 54,054 Inter-segment sales 76 927 (1,003) – – Reportable segment revenue 53,498 1,559 (1,003) – 54,054 Reportable segment profit before taxation 4,163 174 – 425 4,762 Reportable segment profit after taxation 3,112 135 – 425 3,672 Other segment information Income tax 1,051 39 – – 1,090 Interest income 36 3 – – 39 Interest expense 1,186 14 – – 1,200 Depreciation and amortisation 6,324 58 – – 6,382 Impairment loss 3 – – – 3 Share of associates’ results – – – 358 358 Share of joint ventures’ results – – – 56 56 Non-current assets additions during the period (other than goodwill, interests in associates and joint ventures, other investments in equity securities, available- for-sale financial assets, derivative financial instruments and deferred tax assets) 9,971 26 – – 9,997 The segment assets and liabilities as at 30 June 2017 and 31 December 2016 are as follows: Airline transportation Other operations segments Elimination Unallocated* Total RMB million RMB million RMB million RMB million RMB million As at 30 June 2017 Reportable segment assets 195,581 3,363 (337) 5,111 203,718 Reportable segment liabilities 145,526 1,252 (337) – 146,441 As at 31 December 2016 Reportable segment assets 192,881 3,201 (376) 4,755 200,461 Reportable segment liabilities 144,768 1,355 (370) – 145,753 * Unallocated assets primarily include goodwill, interest in associates and joint ventures, available-for-sale financial assets, derivative financial instruments and other investments in equity securities. Unallocated results primarily include the share of results of associates and joint ventures, and dividend income from available-for-sale financial assets and other investments in equity securities.

China Southern Airlines Company Limited Interim Report 2017 077 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 5 Segment reporting (Continued) (b) Geographical information The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis. The Group’s revenue by geographical segment is analysed based on the following criteria: (1) Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin and destination from/ to other overseas markets is classified as international revenue. (2) Revenue from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed. Six months ended 30 June 2017 2016 RMB Million RMB Million Domestic 44,180 39,416 International 14,983 13,399 Hong Kong, Macau and Taiwan 1,156 1,239 60,319 54,054 The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed. (c) Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report. Six months ended 30 June 2017 2016 Note RMB million RMB million Revenue Reportable segment revenue 5(a) 60,319 54,054 Reclassification of expired sales in advance of carriage (i) 193 178 Reclassification of sales tax (ii) (24) (113) Consolidated revenue 60,488 54,119

078 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 5 Segment reporting (Continued) (c) Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report. (Continued) Six months ended 30 June 2017 2016 Note RMB million RMB million Profit before income tax Reportable segment profit before taxation 5(a) 4,158 4,762 Capitalisation of exchange difference of specific loans (iii) 15 25 Government grants (iv) 1 1 Adjustments arising from business combinations under common control (v) (1) (1) Consolidated profit before income tax 4,173 4,787 30 June 31 December 2017 2016 Note RMB million RMB million Assets Reportable segment assets 203,718 200,461 Capitalisation of exchange difference of specific loans (iii) 164 149 Government grants (iv) (28) (316) Adjustments arising from business combinations under common control (v) 183 184 Others (37) (36) Consolidated total assets 204,000 200,442 30 June 31 December 2017 2016 Note RMB million RMB million Liabilities Reportable segment liabilities 146,441 145,753 Government grants (iv) – (287) Others 3 – Consolidated total liabilities 146,444 145,466

China Southern Airlines Company Limited Interim Report 2017 079 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 5 Segment reporting (Continued) (c) Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report. (Continued) Notes: (i) In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognised as other operating revenue. (ii) In accordance with the PRC GAAP, sales tax is separately disclosed rather than deducted from revenue under IFRSs. (iii) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest. (iv) Prior to the year 2017, under the PRC GAAP, special funds granted by the government are accounted for as increase in capital reserve if they are clearly defined on approval documents as part of “capital reserve”. Government grants that relate to the purchase of assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets. Pursuant to the revised Chinese Accounting Standard (CAS) No.16 – Government Grants (“Revised CAS No.16”) which became effective in 2017, government grants that relate to the purchase of assets shall offset against the carrying value of the related assets or be recognised as deferred income. Under IFRSs, government grants that relate to the purchase of assets are deducted from the cost of the related assets. (v) In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. In addition, adjustments are made to make its associate’s accounting policy of business combination under common control conform to the policy of the Company when the associate’s financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs. 6 Seasonality of operations The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenue and results of the Group in the first half of the year are generally lower than those in the second half of the year.

080 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 7 Interest expense Six months ended 30 June 2017 2016 RMB million RMB million Interest on borrowings 790 760 Interest relating to obligations under finance leases 964 716 1,754 1,476 Less: amounts capitalised as construction in progress (Note 14) (436) (300) 1,318 1,176 Interest rate swaps: cash flow hedges, reclassified from equity (Note 11) 14 24 1,332 1,200 The weighted average interest rate used for interest capitalisation was 3.25% per annum for the six months ended 30 June 2017 (six months ended 30 June 2016: 2.95%). 8 Other net income Six months ended 30 June 2017 2016 RMB million RMB million Government grants (Note) 1,340 1,035 Gains/(losses) on disposal of property, plant and equipment, net and construction in progress – Aircraft and spare engines and relating construction in progress 388 315 – Other property, plant and equipment (6) 8 Others 226 210 1,948 1,568 Note: Government grants represent (i) subsidies based on certain amount of tax paid; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located. There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised for the six months ended 30 June 2017.

China Southern Airlines Company Limited Interim Report 2017 081 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 9 Operating profit Operating profit is stated after charging/(crediting) the following items: Six months ended 30 June 2017 2016 RMB million RMB million Jet fuel costs 15,402 10,259 Depreciation of property, plant and equipment – Owned 3,972 3,496 – Finance leased 2,366 2,708 Other amortisation 170 165 Amortisation of deferred benefits and gains (40) (71) Operating lease charges – Aircraft and engines 4,001 3,502 – Land and buildings 453 433 Staff costs 11,125 9,536 10 Income tax Six months ended 30 June 2017 2016 RMB million RMB million PRC income tax 974 1,534 Deferred tax (12) (438) 962 1,096 In respect of majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior periods. Under the Corporate Income Tax Law of the PRC, the Company and majority of its PRC subsidiaries are subject to PRC income tax at 25% (six months ended 30 June 2016: 25%). Certain PRC subsidiaries of the Company are subject to preferential income tax rate at 15% according to the preferential tax policy in locations where those subsidiaries are located.

082 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 11 Other comprehensive income Six months ended 30 June 2017 2016 RMB million RMB million Cash flow hedges: Effective portion of changes in fair value of hedging instruments recognised during the period (21) (146) Reclassification adjustments for amounts transferred to profit or loss: – interest expense (Note 7) 14 24 Net deferred tax credited to other comprehensive income 2 30 Net movement in the fair value reserve during the period recognised in other comprehensive income (5) (92) Available-for-sale financial assets: Changes in fair value recognised during the period 3 (13) Net deferred tax (debited)/credited to other comprehensive income (1) 3 Net movement in the fair value reserve during the period recognised in other comprehensive income 2 (10) 12 Earnings per share The calculation of basic earnings per share for the six months ended 30 June 2017 is based on the profit attributable to equity shareholders of the Company of RMB2,772 million (six months ended 30 June 2016: profit attributable to equity shareholders of the Company of RMB3,118 million) and the weighted average of 9,817,567,000 shares (six months ended 30 June 2016: 9,817,567,000 shares) in issue during the period. The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior period.

China Southern Airlines Company Limited Interim Report 2017 083 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 13 Property, plant and equipment, net Six months ended 30 June 2017 Aircraft, engines and flight equipment Others Total RMB million RMB million RMB million Carrying amounts at 1 January 2017 136,788 9,958 146,746 Additions 3,791 163 3,954 Transfers from construction in progress (Note 14) 3,576 30 3,606 Depreciation charges (5,881) (457) (6,338) Disposals (366) (16) (382) Carrying amounts at 30 June 2017 137,908 9,678 147,586 As at 30 June 2017, certain of the Group’s aircraft with an aggregate carrying value of approximately RMB76,329 million (as at 31 December 2016: RMB78,318 million) were mortgaged under certain loans or certain lease agreements (Note 17 and Note 18). 14 Construction in progress Six months ended 30 June 2017 Advance payments for the acquisition of aircraft and flight equipment Others Total RMB million RMB million RMB million Carrying amounts at 1 January 2017 27,267 1,643 28,910 Additions 5,508 492 6,000 Interest capitalised (Note 7) 432 4 436 Transfers to property, plant and equipment (Note 13) (3,576) (30) (3,606) Transfers to other assets – (50) (50) Disposals (1,542) (5) (1,547) Carrying amounts at 30 June 2017 28,089 2,054 30,143 15 Lease prepayments Six months ended 30 June 2017 Land use rights RMB million Carrying amounts at 1 January 2017 2,687 Additions 4 Amortisation (37) Carrying amounts at 30 June 2017 2,654

084 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 16 Trade receivables Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables is set out below: 30 June 31 December 2017 2016 RMB million RMB million Within 1 month 2,786 2,536 More than 1 month but less than 3 months 489 321 More than 3 months but less than 12 months 221 142 More than 1 year 55 27 3,551 3,026 Less: bad-debt provision (43) (37) 3,508 2,989 17 Borrowings Borrowings are analysed as follows: 30 June 31 December 2017 2016 RMB million RMB million Non-current Long-term bank borrowings – secured 595 755 – unsecured 5,638 314 6,233 1,069 Corporate bond – unsecured 13,000 13,000 Medium-term notes – unsecured 4,693 4,689 23,926 18,758 Current Long-term bank borrowings – secured 220 220 – unsecured 2,268 345 Short-term bank borrowings – unsecured 14,985 4,195 Ultra-short-term financing bills – unsecured 5,000 21,986 22,473 26,746 Total borrowings 46,399 45,504

China Southern Airlines Company Limited Interim Report 2017 085

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017
(Expressed in Renminbi unless otherwise indicated)

17 Borrowings (Continued)

The contractual maturities at the end of the reporting period of the Group's borrowings, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the end of the reporting period) are as follows:

	30 June 2017 RMB million	31 December 2016 RMB million
Within one year	**23,775**	27,654
After 1 year but within 2 years	**7,515**	1,039
After 2 years but within 5 years	**17,839**	19,124
After 5 years	**40**	61
	49,169	47,878

As at 30 June 2017, bank borrowings of the Group of approximately RMB550 million (31 December 2016: RMB660 million) were secured by certain aircraft with a carrying amount of RMB1,398 million (31 December 2016: RMB1,443 million). Bank borrowings of approximately RMB265 million (31 December 2016: RMB315 million) were secured by certain land use right of RMB78 million (31 December 2016: RMB79 million) and investment property of RMB33 million (31 December 2016: RMB34 million).

18 Obligations under finance leases

	30 June 2017			31 December 2016		
	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million
Within 1 year	**7,497**	**9,586**	**2,089**	8,695	10,663	1,968
After 1 year but within 2 years	**7,124**	**8,964**	**1,840**	6,973	8,683	1,710
After 2 years but within 5 years	**22,518**	**26,281**	**3,763**	21,583	24,795	3,212
After 5 years	**24,763**	**26,681**	**1,918**	24,971	27,247	2,276
	61,902	**71,512**	**9,610**	62,222	71,388	9,166
Less: balance due within one year classified as current liabilities	**(7,497)**			(8,695)		
Long-term portion	**54,405**			53,527		

As at 30 June 2017, certain of the Group's aircraft with carrying amounts of RMB74,931 million (31 December 2016: RMB76,875 million) secured finance lease obligations totalling RMB61,902 million (31 December 2016: RMB62,222 million).

086 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 19 Trade payables Ageing analysis of trade payables is set out below: 30 June 31 December 2017 2016 RMB million RMB million Within 1 month 638 612 More than 1 month but less than 3 months 621 529 More than 3 months but less than 6 months 403 484 More than 6 months but less than 1 year 169 173 More than 1 year 126 105 1,957 1,903 20 Reserves and dividends (a) Dividends (i) The Board of Directors does not recommend to declare an interim dividend for the six months ended 30 June 2017. No interim dividend was paid in respect of the six months ended 30 June 2016. (ii) A dividend in respect of the year ended 31 December 2016 of RMB1.0 per 10 shares (inclusive of applicable tax) (2015: RMB0.8 per 10 shares (inclusive of applicable tax)), totalling RMB982 million (2015: RMB785 million), was proposed by the directors on 30 March 2017 and approved at the Company’s Annual General Meeting on 30 June 2017. Up to 30 June 2017, nil of the dividend for the year ended 31 December 2016 has been paid. As at 30 June 2017, the amount of dividends payable was included in other liabilities. (b) Statutory surplus reserve No transfer to statutory surplus reserve has been made during the six months ended 30 June 2017 (six months ended 30 June 2016: nil).

China Southern Airlines Company Limited Interim Report 2017 087 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 21 Commitments (a) Capital commitments As at the end of the reporting period, the Group had capital commitments as follows: 30 June 31 December 2017 2016 RMB million RMB million Commitments in respect of aircraft and flight equipment – authorised and contracted for 101,503 83,532 Investment commitments – authorised and contracted for – acquisition of a subsidiary 9 – – capital contributions for acquisition of interests in associates – 170 – share of capital commitments of a joint venture 21 25 30 195 – authorised but not contracted for – capital contributions for acquisition of interests in associates 14 – – share of capital commitments of a joint venture 14 19 58 214 Commitments for other property, plant and equipment – authorised and contracted for 3,326 2,297 – authorised but not contracted for 18,861 19,312 22,187 21,609 123,748 105,355 (b) Operating lease commitments As at the end of the reporting period, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows: 30 June 31 December 2017 2016 RMB million RMB million Payments due Within 1 year 8,076 7,948 After 1 year but within 5 years 27,287 27,140 After 5 years 24,046 26,127 59,409 61,215 22 Material related party transactions (a) Key management personnel remuneration Key management, including directors, supervisors and senior management personnel receive compensation in the form of fees, salaries, allowances, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB4.09 million for the six months ended 30 June 2017 (six months ended 30 June 2016: RMB3.04 million). Such remuneration is included in “staff costs” as disclosed in Note 9.

088 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 22 Material related party transactions (Continued) (b) Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related companies of the Group Six months ended 30 June 2017 2016 RMB million RMB million Income received from the CSAHC Group Charter flight and pallet income – 11 Cargo handling income and rental income 3 – Expenses paid to the CSAHC Group Cargo handling charges 53 57 Commission expenses 15 76 Air catering supplies expenses 69 53 Repairing charges 604 981 Lease charges for land and buildings 94 96 Handling charges – 50 Property management fee 34 29 Maintenance material purchase expenses 33 – Finance lease of aircraft 364 – Others 3 3 Expenses paid to joint ventures and associates Repairing charges 1,173 846 Maintenance material purchase expenses 33 18 Flight simulation service charges 186 170 Training expenses 36 64 Ground service expenses 74 55 Air catering supplies expenses 55 53 Advertising expenses 36 28 Property management fee 12 – Others 3 – Income received from joint ventures and associates Handling income 10 – Rental income 21 19 Entrustment income for advertising media business 11 10 Repairing income 1 7 Air catering supplies income 14 6 Commission income 17 15 Ground service income 5 4 Expenses paid to other related company Computer reservation services 269 264 Advertising expenses – 6 Aviation supplies expenses 18 – Canteen service 9 – Income received from other related companies Air ticket income – 5

China Southern Airlines Company Limited Interim Report 2017 089 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 22 Material related party transactions (Continued) (c) Balances with the CSAHC Group, associates, joint ventures and other related companies of the Group 30 June 31 December 2017 2016 RMB million RMB million Receivables The CSAHC Group 7 7 Associates 178 15 Joint ventures 68 76 Other related companies 15 – 268 98 Payables The CSAHC Group 26 21 Associates 46 4 Joint ventures 117 76 Other related companies 1 2 190 103 Accrued expenses The CSAHC Group 1,018 1,117 Associates 143 121 Joint ventures 959 864 Other related companies 366 256 2,486 2,358 Obligations under finance leases The CSAHC Group 360 – 360 – Except the obligations under finance leases, the amounts due from/to the CSAHC Group, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

090 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 22 Material related party transactions (Continued) (d) Loans from and deposits placed with related parties (i) Loans from related parties As at 30 June 2017, loans from Southern Airlines Group Finance Company Limited (“SA Finance”) to the Group amounted to RMB105 million (31 December 2016: RMB105 million). In 2017, CSAHC, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAHC, as the lender, entrusted SA Finance to lend RMB105 million to the Group from 28 April 2017 to 27 April 2018. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum. Interest expense paid on such loans amounted to RMB6 million (six months ended 30 June 2016: RMB2 million) and the interest rates was 3.92% per annum during the six months ended 30 June 2017 (six months ended 30 June 2016: 3.92% per annum). (ii) Deposits placed with SA Finance As at 30 June 2017, the Group’s deposits with SA Finance amounted to RMB3,530 million (31 December 2016: RMB3,759 million). The applicable interest rates were determined in accordance with the rates published by the PBOC. Interest income received on such deposits amounted to RMB31 million (six months ended 30 June 2016: RMB16 million). (e) Commitments to CSAHC As at 30 June 2017, the Group had operating lease commitments to CSAHC in respect of lease payments for land and buildings of RMB457 million (31 December 2016: RMB476 million).

China Southern Airlines Company Limited Interim Report 2017 091 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 23 Contingent liabilities (a) The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, to the knowledge of the Group, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use such properties and buildings. (b) The Company and its subsidiary, Xiamen Airlines Company Limited (“Xiamen Airlines”), entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2016: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 30 June 2017, total personal bank loans of RMB383 million (31 December 2016: RMB409 million), under these guarantees, were drawn down from the banks. During the period, the Group paid RMB4 million (six months ended 30 June 2016: RMB4 million) to the banks due to the default of payments of certain pilot trainees. (c) On 21 July 2017, the International Court of Arbitration of International Chamber of Commerce (“ICC”) decided on the final award of the arbitration regarding the redelivery of two Boeing 737 aircraft. The final award has no material impact on the Group’s interim financial report. (d) A claim was raised by a construction company in the Hainan Province of the PRC against a wholly-owned subsidiary of CSAHC for the alleged breach of a construction contract. Up to date, the contract obligations have been fulfilled, and the claim has no financial impact on the Group. (e) A claim was raised by two PRC aviation sales agents located in Guangzhou and Guangxi respectively (the “claimants”) against the Company for the alleged breach of certain terms and conditions of a flight routes cooperative agreement. The first instance of the claim was held on 3 August 2017. On 21 August 2017, the court issued a verdict to permit the claimants to withdraw the claim.

092 Notes to the Unaudited Interim Financial Report For the six months ended 30 June 2017 (Expressed in Renminbi unless otherwise indicated) 24 Non-adjusting events after the reporting period (a) On 27 March 2017, according to the authorisation under the 2015 General Mandate and as approved by the Board of Directors, the Company entered into the Subscription Agreement with American Airlines, Inc. (the “Subscriber”), pursuant to which the Company has agreed to issue, and the Subscriber has agreed to subscribe for 270,606,272 new H Shares of the Company (the “Subscription”), at the subscription price of HK$1,553.28 million, representing HK$5.74 per subscription share. The Subscription has been approved by relevant authorities, and the proceeds of the Subscription has been remitted to the Company on 10 August 2017. (b) On 26 June 2017, the Board proposed to put forward to the Extraordinary General Meeting and the Class Meetings to approve and authorise the Board i) to issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) to not more than 10 specific investors (including CSAHC) at the A Share subscription price, and as part of the A Share issuance, to enter into the A Share subscription agreement with CSAHC, pursuant to which CSAHC will subscribe for no less than 31% of the new A Shares, the consideration of which shall be satisfied by transfer of assets and cash; and ii) issue no more than 590,000,000 new H Shares (including 590,000,000 H Shares) to Nan Lung Holding Limited (“Nan Lung”, a wholly-owned subsidiary of CSAHC) at the subscription price of HK$6.27 per H Share and to enter into the H Share subscription agreement with Nan Lung. The total funds to be raised from the proposed share issuances will be not more than RMB12,737.00 million (including RMB12,737.00 million). The A Share issuance and the H Share issuance are inter-conditional upon each other and subject to relevant approvals.

China Southern Airlines Company Limited Interim Report 2017 093 Supplementary Information to the Interim Financial Report (Expressed in Renminbi) Reconciliation of Differences in Interim Financial Report Prepared Under Different GAAPS (1) The effect of the differences between PRC GAAP and IFRSs on profit attributable to equity shareholders of the Company is analysed as follows: Six months Six months ended 30 June ended 30 June 2017 2016 Note RMB million RMB million (Restated) Amounts under PRC GAAP 2,768 3,132 Adjustments: Government grants (b) 1 1 Capitalisation of exchange difference of specific loans (a) 15 25 Adjustments arising from an associate’s business combination under common control (c) (1) (1) Adjustments arising from the Company’s business combination under common control (c) – (28) Tax impact of the above adjustment (4) 1 Effect of the above adjustments on non-controlling interests (7) (12) Amounts under IFRSs 2,772 3,118 (2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows: As at As at 30 June 31 December 2017 2016 Note RMB million RMB million Amounts under PRC GAAP 45,076 43,181 Adjustments: Capitalisation of exchange difference of specific loans (a) 164 149 Government grants (b) (28) (29) Adjustment arising from an associate’s business combination under common control (c) 1 2 Adjustment arising from the Company’s business combination under common control (c) 182 182 Tax impact of the above adjustment (40) (36) Effect of the above adjustments on non-controlling interests – 7 Amounts under IFRSs 45,355 43,456

094 Supplementary Information to the Interim Financial Report (Expressed in Renminbi) Reconciliation of Differences in Interim Financial Report Prepared Under Different GAAPS (continued) Notes: (a) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest. (b) Prior to the year 2017, under the PRC GAAP, special funds granted by the government are accounted for as increase in capital reserve if they are clearly defined on approval documents as part of “capital reserve”. Government grants that relate to the purchase of assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets. Pursuant to the Revised CAS No.16 which became effective in 2017, government grants that relate to the purchase of assets shall offset against the carrying value of the related assets or be recognised as deferred income. Under IFRSs, government grants that relate to the purchase of assets are deducted from the cost of the related assets. (c) In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. In addition, adjustments are made to make its associate’s accounting policy of business combination under common control conform to the policy of the Company when the associate’s financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

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